ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 12, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. (the "Company") will be held at 10:00 a.m. (Vancouver time) at the Company's Head Office located at Suite 1130 - 609 Granville Street, Vancouver, British Columbia on Wednesday, May 12, 2021 for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2020 with auditor's report thereon;

2. To elect seven directors for the ensuing year;

3. To appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration;

4. To reconfirm the Company's rolling percentage Stock Option Plan, as amended, by approving the unallocated securities that may be grantable thereunder;

5. To approve the adoption of a new Equity-Based Share Unit Plan for the Company; and

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("Information Circular").

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy.  Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.  The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at www.edrsilver.com as of March 31, 2021 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of March 31, 2021.

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Only shareholders of record at the close of business on March 22, 2021 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 10, 2021 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 25th day of March, 2021.

BY ORDER OF THE BOARD

"Bradford J. Cooke"

BRADFORD J. COOKE

Director and CEO

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ENDEAVOUR SILVER CORP. ANNUAL GENERAL MEETING OF SHAREHOLDERS INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of Common shares ("Common Shares") of Endeavour Silver Corp. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, May 12, 2021 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated.  The daily rate of exchange on March 25, 2021 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.2606 (Cdn$1.00 equals U.S.$0.7933).

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 10, 2021 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators ("CSA") for the delivery of the Information Circular to its shareholders for the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy.  The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy-related materials.

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Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs".  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

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Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a) received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  As at the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company ("Common Shares") carry voting rights at the Meeting with each Common Share carrying the right to one vote.  The Board of Directors of the Company (the "Board of Directors" or "Board") has fixed March 22, 2021 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting.  As of the Record Date, 163,678,312 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

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VOTES NECESSARY TO PASS RESOLUTIONS

The Company's articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.  A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The shareholders of the Company last fixed the number of directors of the Company at seven.  At the Meeting, shareholders will be asked to elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company.  Each director elected will hold office until the next annual general meeting or until a successor is elected or appointed.  It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder's proxy form that the shareholder's shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held; present principal occupation, business or employment; the period served as a director; and nominee's advice on the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

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Name, place of residence and position with the Company	Present principal occupation, business or employment	Period served as director	Common Shares beneficially owned or controlled
MARGARET M. BECK(1)(3) Arizona, U.S.A. Director	Corporate Director	Since May 7, 2019	Nil
RICARDO M. CAMPOY(1)(2) New York, U.S.A. Director	Co-founder of Minerals Capital & Advisory LLC, a member firm of Boston and Denver-based investment bank Capstone Headwaters; Corporate Director	Since July 9, 2010	4,000
BRADFORD J. COOKE British Columbia, Canada Director and CEO	CEO of the Company	Since July 25, 2002	920,611
GEOFFREY A. HANDLEY(2)(3) New South Wales, Australia Director and (Non-executive) Chairman	Corporate Director	Since June 14, 2006	10,000
REX J. MCLENNAN(1)(3)(4) British Columbia, Canada Director	Corporate Director	Since June 12 2007	Nil
KENNETH PICKERING (1)(2)(4) British Columbia, Canada Director	Corporate Director	Since August 20, 2012	5,000
MARIO D. SZOTLENDER(2)(3)(4) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	173,600

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Sustainability Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 12, 2021.  The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.  Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.  Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation.  The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board.  If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Geoffrey Handley was a director of Mirabela Nickel Limited ("Mirabela") until January 11, 2014.  On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement ("PSA") which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001.  Mirabela also announced that, under the PSA, the proposed recapitalization was to be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

Mario Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the BCSC on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016.  Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission.  On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Ricardo Campoy is Chairman and a director of General Moly, Inc. ("General Moly") and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order ("CTO") in respect of the securities of General Moly as a result of General Moly's failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management's discussion and analysis, and the required related certifications. The CTO is applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly's securities. The CTO is currently still in effect.

Other than disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ricardo Campoy is Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court"). General Moly has announced that it is operating its business as a "debtor-in-possession" and has filed a Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. General Moly announced on October 1, 2020 that NYSE American had suspended the trading of General Moly's common stock. The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Margaret Beck was an alternate director of Samarco Mineração S.A's ("Samarco"), an entity in which BHP Billiton holds a 50% interest, when a dam failure occurred on November 5, 2015 at Samarco's iron ore operation in Minas Gerais, Brazil.  The Ministerio Público Federal of Brazil (Federal Prosecutors Office) has filed criminal charges before the Federal Court of Ponte Nova against BHP Billiton Brasil Ltda ("BHP Billiton Brasil") as well as eight current or former employees of BHP or BHP Billiton Brasil, including Ms. Beck.  On August 6, 2019 a habeas corpus petition filed on behalf of Ms. Beck was granted and the entire criminal case against her was dismissed. The Federal Prosecutors Office has appealed this decision and the appeal process is pending.

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CORPORATE GOVERNANCE DISCLOSURE

The CSA's National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101.  Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) the Company's Chief Executive Officer ("CEO");

(b) the Company's Chief Financial Officer ("CFO");

(c) each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company's most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company's financial year ended December 31, 2020, the NEOs of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (former President and COO until December 31, 2020 and September 15, 2020, respectively), Nicholas Shakesby (Vice President, Operations ("VP Operations")) and Luis Castro (Vice President Exploration ("VP Exploration")).

Compensation Discussion and Analysis

General

The Company's executive compensation program is overseen by the Compensation Committee of the Board of Directors ("Compensation Committee").  In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay-for-performance philosophy.  The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see "Base Salary").

For 2020, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units. The targeted Short Term Incentive Plan ("STIP") and Long Term Incentive compensation ("LTI") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and performance share units, thereby increasing the mutuality of interest between executive officers and shareholders.

No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

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The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices.  Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

  Achieving safety results and meeting environmental requirements
  Resource estimation and reserve determination
  Achievement of annual production and cost targets in balance with long-term development requirements at our operations
  Appropriate stewardship of the Company's financial position
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The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

  Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.
  Audit of key measureable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.
  Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
  Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options and performance share units. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option and performance share unit plans limit the number of compensation shares that may be issued.
  Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2020 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.
  Time horizon of payments or realization of value: Short-term incentive awards for 2020 were made in March 2021, following the performance year. The long-term incentive program option awards vest over two years and have a five-year life.  The recipients of these awards realize an increase or decrease in value based on share price.
  Restrictions on hedging and derivative trading: Company's executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary.  See also "Director Compensation - Retainer Fees" for minimum share ownership requirements adopted for non-employee directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.  The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  In 2013, the Compensation Committee initially retained Willis Towers Watson to provide independent analysis in order to support the Compensation Committee's process and analysis on executive and director compensation. Willis Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company's executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2016 and 2020, the Compensation Committee retained Willis Tower Watson to review and update the 2013 analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group established in 2013. In 2020, the benchmark group was updated to the current market and company circumstances while the target ranges previously established for base salary, STIP incentives and LTI incentives remained relatively unchanged.

In 2020, the 15 companies in the benchmark group were:

Alexco Resource Corp. Argonaut Gold Inc. Aura Minerals Inc First Majestic Silver Corp. Fortuna Silver Mines Inc.	Gold Resource Corporation Great Panther Silver Ltd. Hecla Mining Ltd. Imperial Metals Corp. Jaguar Mining Inc.	Largo Resources Ltd. McEwen Mining Inc. Premier Gold Mines Limited Silvercorp Metals Inc. Wesdome Gold Mines Ltd.

Based on the 2016 market analysis, the NEOs' base salaries were positioned close to the 52nd percentile on average in 2016. In 2017, the NEOs' base salaries were re-aligned to Willis Tower Watson recommendations and there have been no changes as of December 31, 2020.  Based on the 2020 salary review, the NEOs' compensation was generally positioned within 10% of the targeted reference point of the 50th percentile.

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 Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures.  The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year.  The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1. Target Eligible Bonus

2. Corporate and Department Percent Target Award Levels ("Percent Target Award Levels")

3. Individual Performance Factor

The award formula is as follows:

Short-term Incentive Award	=	Target Eligible Bonus	x	Percent Weighted Target Award	+	Individual Performance Weighted Factor

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2019 Target Eligible Bonus (% of Base Salary)	2020 Target Eligible Bonus (% of Base Salary)	2021 Target Eligible Bonus (% of Base Salary)
CEO	85%	85%	85%
CFO	75%	75%	75%
COO	80%	80%	75%
VP Operations	55%	55%	55%
VP Exploration	60%	60%	60%

The Percent Target Award Level is based on combined corporate and department goals for the Company.  The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target.  In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting.  In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting ("other corporate goals").  Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: the individual's performance, department performance, and overall impact to the Company's results.

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The specific corporate and department goals with corresponding weighting and achievement for 2020 were as follows:

Corporate Goals	Weighting	Target	Achievement
Health, Safety and Sustainability	10.0% 10.0%	Improve mine reportable incident rate No fatalities	10.0% 10.0%
	5.0%	Zero material discharges or harmful spills	5.0%
Production	10.0%	Produce 6.0-7.0 million silver equivalent oz	10.0%
Capital Investment	2.0%	Meet operations budgeted capital and timeline	2.0%
Development/Exploration	5.0%	Replace silver equivalent resources at operations	5.0%
	5.0%	Increase silver equivalent resources on greenfield projects	0.0%
	3.0%	Complete Parral PEA	0.0%
	10.0%	Advance Terronera to development on budget and timeline	10.0%
	10.0%	Significant acquisition	0.0%
All-In Sustaining Cash Costs(1)	5.0%	Less than $18.00 AIS cost per ounce	5.0%
Financial	10.0%	Improve working capital	10.0%
	5.0%	Meet budgeted EBITDA per share	5.0%
	10.0%	Complete financing	10.0%
Other Corporate (2)		Board of Directors discretionary stretch factor	18.0%
Target Weighting	100%	Percent Target Award	100.0%

(1) All-In Sustaining ("AIS") Cash Costs is a non-IFRS measure commonly reported in the silver and gold mining industry as benchmarks of performance, but does not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs is provided to investors and used by management as a measure of the Company's operating performance.  See the Company's management's discussion and analysis for the year ended December 31, 2020 filed at www.sedar.com for further information.

(2) The Board of Directors may, at its discretion, provide management with performance achievement stretch factors.  For 2020, the Board elected to stretch management's target achievement to recognize management's performance and efforts in guiding the Company through the challenges due to the novel coronavirus (COVID-19) pandemic, which was not a consideration at the time the original 2020 targets were approved.

For 2020, the executive team achieved a Percent Target Award Level of 100.0% (as indicated in the table above).  The Compensation Committee provided specific individual goals and targets with weightings for 2020 and assessed individual performance of the executive team compared to their respective specific targets resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	NA	100/0
CFO	100%	80/20
COO	70%	80/20
VP Operations	75%	60/40
VP Exploration	40%	60/40

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Individual	Weighting	Target	Achievement

Chief Financial Officer	20.0%	Improve working capital	20.0%
	20.0%	Ensure value added tax collections are up to date	20.0%
	40.0%	Complete financing	40.0%
	20.0%	Ensure no material weakness in internal controls	20.0%
Chief Operating Officer	20.0%	Produce 6.0 to 7.0 million silver equivalent oz	20.0%
	20.0%	$85.00 direct cost per tonne (excluding royalties)	0.0%
	10.0%	Complete financing	10.0%
	25.0%	Advance Terronera to development on budget and timeline	25.0%
	15.0%	Improve mine reportable incident rate	15.0%
	10.0%	Significant acquisition	0.0%
VP Operations	15.0%	No fatalities	15.0%
	10.0%	Improve mine reportable incident rate	10.0%
	25.0%	Produce 6.0 to 7.0 million silver equivalent oz	25.0%
	25.0%	All-in sustaining costs less than $18	25.0%
	25.0%	$85.00 direct cost per tonne (excluding royalties)	0.0%
VP Exploration	60.0%	Grow silver equivalent resources at greenfield projects	0.0%
	30.0%	Replace silver equivalent resources at operations	30.0%
	10.0%	Advance Terronera to development on budget and timeline	10.0%

Executive Compensation Clawback Policy

In 2016, the Board adopted a clawback policy for executive compensation.  Should the Company's reported financial or operating results be subject to a material negative restatement as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Company has the right to recover from such executive officer an amount corresponding to any incentive award or portion thereof (including any cash bonus or equity-based award) that the Company determines would not have been granted, vested, or paid had the Company's results as originally reported been equal to the Company's results as subsequently restated. The Company will apply a three-year lookback period from the date of any such material negative restatement. Subject to applicable law, the Company has the right to recover such amount by requiring the executive officer to re-pay such amount to the Company by direct payment to the Company or such other means or combination of means as the Company determines to be appropriate.

If the Company determines to seek a recovery pursuant to the clawback policy, it shall make a written demand for repayment from the executive officer and, if such person does not, within a reasonable period of time following such demand, tender repayment in response to such demand, and the Company determines that the executive officer is unlikely to do so, the Company may seek a court order against the executive officer for such repayment.

The Company may not seek recovery to the extent it determines (i) that to do so would not be cost effective or (ii) that it would be better for the Company not to do so. In making such determination, the Company shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in the event of fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to such fraud or intentional illegal conduct.

The clawback policy applies to any incentive compensation for years commencing with the Company's 2016 financial year.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan").  The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual.  The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company's performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors.  The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management's recommendations and who, once satisfied, provide their recommendation to the Board of Directors.  The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company.  Previous option grants to an optionee are not taken into account when considering new option grants to the optionee.  The Compensation Committee's recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year.  The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

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Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company's NEOs, including LTI compensation.  It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2020 and 2021 has been targeted as follows:

Position	2020 Target LTI Compensation (% of Base Salary)	2021 Target LTI Compensation (% of Base Salary)
CEO	175%	175%
CFO	150%	150%
COO	165%	150%
VP Operations	125%	125%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions (including after amendments to the Stock Option Plan in an Amendment No. 5 to the Stock Option Plan ("Amendment No. 5") approved by the Board on March 23, 2021 - see "Particulars of Other Matters to be Acted Upon - Reconfirmation of Stock Option Plan" and the copy of Amendment No. 5 and the amended and restated Stock Option Plan set out in Appendix B to this Information Circular:

  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company.  Options are issued at the discretion of a committee of the Company's Board of Directors, which is presently the Compensation Committee.

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 5% (decreased from 7% further to Amendment No. 5) of the issued and outstanding Common Shares at any time and from time to time.

  The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

  The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

  The number of Common Shares that are issuable to non-employee or non-executive directors (collectively, "non-employee directors") under the Stock Option Plan and any other equity compensation plan of the Company shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per director, of which no more than U.S.$100,000 may be in the form of options.

  The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the "Market Price" of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the "Right") when entitled to exercise an option.  The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price.  The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

  Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis. The automatic acceleration of vesting upon a change of control would occur only if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting would only occur if the participant is "terminated without cause" within six months from the date of the change of control.

  Options may be granted for a term not exceeding 10 years.

  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan.  A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee's personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

  The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan or any option subject to the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

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The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

Amendment No 5 approved by the Board on March 23, 2021 also includes a "U.S. Addendum" to the Plan in order for the Plan to permit the award to U.S. taxpayers of Options that can be either non-qualified stock options that do not meet the requirements of Section 422 of the United States Internal Revenue Code ("Nonqualified Options") or incentive stock options ("ISOs") that are qualified under Section 422 of the United States Internal Revenue Code (provided that the number of Common Shares available for granting ISOs under the Plan may not exceed 4,000,000).  ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Plan who are subject to United States federal income tax. However, the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of the Company's United States corporate income taxes.  The Plan does not require that options awarded to United States participants in the Plan be ISOs; the Company has discretion to award either ISOs or Nonqualified Options. For purposes of granting ISOs, United States federal income tax laws require that the Company's shareholders approve the amendment to the Plan within 12 months before or after the date the amendment to the Plan was adopted by the Board.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 3, 2018 by approving the unallocated options that may be grantable under the Stock Option Plan.

At the Meeting, shareholders will be asked to approve Amendment No. 5 and to reconfirm the Company's Stock Option Plan (as amended by Amendment No. 5) by approving the unallocated options that may be grantable under the Stock Option Plan, as amended. See "Particulars of Other Matters to be Acted Upon - Reconfirmation of Stock Option Plan".

As at December 31, 2020, the Stock Option Plan authorized the issuance of 7% of the then issued and outstanding Common Shares (being a total of 11,054,729 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2020, based on there being outstanding options to purchase a total of 5,978,300 Common Shares (representing approximately 3.79% of the then outstanding Common Shares), 5,076,429 additional Common Shares (representing approximately 3.21% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.  Further to Amendment No. 5, the Stock Option Plan currently authorizes the decreased percentage of 5% of the issued and outstanding Common Shares.

Performance Share Unit Plan

The Company has had a Performance Share Unit Plan, as amended ("PSU Plan"), since 2015. The purposes of the PSU Plan are to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

The PSU Plan currently includes the following provisions:

  The Board can grant PSUs to employees or officers of the Company or a related entity of the Company. A PSU is a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan.

  The maximum number of Common Shares which may be issued under the PSU Plan is 2,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.

  No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), can be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).

  Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) can be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).

  Unless otherwise specified by the Board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested PSUs.

  All vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant's employment has not been terminated.

  PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder's employment has not been terminated prior to the expiry of the performance period.

  Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will be generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.

  If a PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the PSU shall be redeemed two trading days after the blackout period is lifted by the Company.

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  If and when cash dividends are paid on Common Shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant's PSU account were Common Shares as of the record date by the market value on the trading day after the record date.

  PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

  If employment is terminated for any reason prior to the expiry of the performance period, all outstanding PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant's death, the participant would continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such PSUs and the redemption date would be the date of termination.  In addition, if the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

  Any changes to the PSU Plan require approval of the shareholders of the Company, except that no shareholder approval is required for certain changes, such as changing the termination provisions of a PSU or PSU Plan as long as it does not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.

  The Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

  The PSU Plan may be suspended or terminated at any time by the Board. The termination of the PSU Plan may not affect any PSUs granted under the PSU Plan prior to the termination.

The Compensation Committee had recommended a minimum 25% of the long-term incentives be earned through PSU grants effective January 1, 2017.

In 2020, 882,000 PSUs were granted by the Company under the PSU Plan as part of management's long-term incentive.  The performance measure adopted for this award was based on the Company's TSR at the end of a three-year period relative to the Company's TSR peer group.

As at December 31, 2020, out of the 2,000,000 Common Shares issuable under the PSU Plan, the total number of Common Shares issued or earned under the PSU Plan and settled in Common Shares was 193,825 and:

(a) the total number of Common Shares underlying outstanding unvested PSUs granted under the PSU Plan was 1,805,000 (representing 1.14% of the then issued and outstanding Common Shares); and

(b) the total number of Common Shares that may be the subject of PSUs to be granted under the PSU Plan was 1,175 (representing less than 1% of the then issued and outstanding Common Shares).

If the Company obtains the necessary shareholder and regulatory approvals for its proposed new "Share Unit Plan" (as defined below), the Company will not be granting any further PSUs under the PSU Plan.  See "Particulars of Other Matters to be Acted Upon - Proposed Equity-Based Share Unit Plan".

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding.

The PSUs issued under the PSU Plan during 2018, 2019 and 2020 are subject to a performance payout multiplier between 0% and 200%.  The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Company's TSR peer group.  For purposes of the table below, the performance multiplier is assumed to be 100%.

Plan Name	2018	2019	2020
Stock Option Plan - Stock Options	0.98%	1.30%	1.65%
Performance Share Unit Plan - PSUs	0.35%	0.45%	0.58%
Total Annual Burn Rate	1.33%	1.74%	2.23%

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering.  Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices.  The members have either in the past served or currently serve on compensation committees of other public mining companies.

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The Compensation Committee's responsibilities, powers and operation are described in Appendix A - "Corporate Governance Disclosure" under the subheading, "Compensation".

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2016 at the opening of trading to December 31, 2020 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Equal Weight Global Gold Index.  Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Dec. 31/16 (Cdn.$)	Dec. 31/17 (Cdn.$)	Dec. 31/18 (Cdn.$)	Dec. 31/19 (Cdn.$)	Dec. 31/20 (Cdn.$)
Endeavour Silver Corp.	$239.90	$152.53	$148.48	$158.08	$324.75
S&P/TSX Composite Index	$121.08	$132.09	$120.36	$147.89	$156.17
S&P/TSX Equal Weight Global Gold Index	$147.97	$148.22	$136.61	$203.43	$254.58

The performance shown by this graph is reflected in the Company's executive compensation from 2016 to 2020. During the majority of this period, silver price was flat with the price increasing in the latter half of 2020, while the gold price increased significantly in 2019 and 2020 after consolidating for four years. The Company retains Willis Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company's share performance directly correlated with the fall in precious metal prices from 2013 to 2018, similarly management total compensation decreased until flattening in 2017 and 2018. The Company's operating performance had been the primary driver for the Company's share performance compared to the indexes and, despite improved silver and gold prices in 2019, NEOs' total compensation decreased as a result of the STIP approach.  For 2020, there was an increase in the NEOs' compensation, primarily due to increased STIP, as a result of the improved operating performance of the Company during 2020.

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Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2020 by the NEOs.

					Non-equity incentive
					plan compensation
					($)
			Share-	Option-		Long-		All other	Total
			based	based	Annual	term	Pension	compen-	compen-
Name and		Salary	awards	awards(1)	incentive	incentive	value	sation	sation
principal position	Year	($)	($)	($)	plans(2)	plans	($)	($)	($)
BRADFORD	2020	354,446(3)	383,312(4)	310,829	318,528(5)	Nil	Nil	(6)	1,367,115
COOKE	2019	334,116(3)	313,173(4)	311,784	90,380(5)	Nil	Nil	(6)	1,049,453
CEO	2018	366,558(3)	325,206(4)	323,208	197,315(5)	Nil	Nil	(6)	1,212,287
DANIEL DICKSON	2020	261,171(3)	241,781(4)	195,990	207,093(5)	Nil	Nil	(6)	906,035
CFO	2019	246,191(3)	199,071(4)	196,533	62,678(5)	Nil	Nil	(6)	704,473
	2018	270,095(3)	206,949(4)	203,966	126,311(5)	Nil	Nil	(6)	807,321
GODFREY	2020	317,136(3)	320,409(4)	262,597	213,009(5)	Nil	Nil	104,899(6)(8)	1,218,050
WALTON	2019	298,946(3)	262,192(4)	263,257	65,961(5)	Nil	Nil	(6)	890,356
COO	2018	327,973(3)	271,990(4)	273,001	153,378(5)	Nil	Nil	(6)	1,026,342
NICHOLAS	2020	305,943(3)	233,918(4)	191,397	160,112(5)	Nil	Nil	(6)	891,370
SHAKESBY	2019	298,694(3)	197,116(4)	191,681	47,113(5	Nil	Nil	(6)	734,604
VP Operations	2018	72,203(3)	Nil	Nil	Nil	Nil	Nil	77,170(6)(7)	149,373
LUIS CASTRO	2020	223,861(3)	172,982(4)	140,102	107,925(5)	Nil	Nil	(6)	644,870
VP Exploration	2019	211,021(3)	143,234(4)	140,727	84,615(5)	Nil	Nil	(6)	579,597
	2018	231,510(3)	147,821(4)	145,914	85,260(5)	Nil	Nil	(6)	610,505

(1) The grant date fair value of each option granted during the years ended December 31, 2018, 2019 and 2020 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 69.09% (in 2018), 64.58% (in 2019) and 62.06% (in 2020); risk free interest rate of 2.07% (in 2017), 1.75% (in 2019) and 1.10% (in 2020); expected option life of 4 years (in 2018), 4 years (in 2019) and 4 years (in 2020); and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2) Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.

(3) Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7462 for 2020, Cdn.$1.00=U.S.$0.7536 for 2019 and Cdn.$1.00=U.S.$0.7717 for 2018.  No compensation amounts received by Messrs. Cooke and Walton relate to their director roles, as applicable.

(4) Amounts represent the grant date fair market value of PSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date of Cdn.$1.00=U.S.$0.749 (based on the Cdn.$2.14 closing price of the Common Shares on TSX on that date) for 2020, Cdn.$1.00=U.S.$0.7516 (based on the Cdn.$3.23 closing price of the Common Shares on TSX on that date) for 2019 and Cdn.$1.00=U.S.$0.780 (based on the Cdn.$3.80 closing price of the Common Shares on TSX on that date) for 2018.

(5) Amount paid/earned in Cdn.$ and translated to U.S.$ at the exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.7889 for 2020, Cdn.$1.00=U.S.$0.7462 for 2019 and Cdn.$1.00=U.S.$0.7519 for 2018.

(6) Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO's total salary for the financial year.

(7) Mr. Shakesby became VP Operations effective October 15, 2018 and received a signing bonus equivalent to U.S.$77,170 (amount received in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7717 for 2018).

(8) Mr. Walton retired from the Company effective December 31, 2020 and received vacation pay equivalent to U.S.$25,615 and a retiring allowance equivalent to U.S.$79,284 (amount received in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.74627 for 2020).

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 19

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2020.

	Option-based Awards				Share-based Awards
	Number of					Market or payout	Market or payout
	securities			Value of	Number of	value of share-	value of vested
	underlying	Option		unexercised in-	shares or units	based awards	share-based awards
	unexercised	exercise		the-money	of shares that	that have not	not paid out or
	options	price(1)	Option expiration	options(1)(2)	have not vested	vested(9)	distributed
Name	(#)	($)	date	($)	(#)	($)	($)
Bradford Cooke	550,000(3)	3.37	May 26, 2021	919,326	110,000(6)	555,049	N/A
	270,000(3)	3.39	May 4, 2022	447,068	129,000(7)	650,921
	206,000(3)	2.98	May 3, 2023	425,158	195,000(7)	983,950
	257,000(4)	2.53	March 4, 2024	645,373
	406,000(5)	1.68	March 2, 2025	1,366,818
Daniel Dickson	350,000(3)	3.37	May 26, 2021	585,026	70,000(6)	353,213	N/A
	170,000(3)	3.39	May 4, 2022	281,487	82,000(7)	413,764
	130,000(3)	2.98	May 3, 2023	268,304	123,000(7)	620,645
	162,000(4)	2.53	March 4, 2024	406,811
	256,000(5)	1.68	March 2, 2025	861,836
Godfrey Walton	230,000(3)	3.39	May 4, 2022	380,836	92,000(6)	464,223	N/A
	174,000(3)	2.98	May 3, 2023	359,114	108,000(7)	544,957
	217,000(4)	2.53	March 4, 2024	544,926	163,000(7)	822,481
	343,000(5)	1.68	March 2, 2025	1,154,726
Nicholas Shakesby	31,600(4)	2.53	March 4, 2024	79,353	79,000(6)	398,626	N/A
	150,000(5)	1.68	March 2, 2025	504,982	119,000(6)	600,462
Luis Castro	23,200(4)	2.53	March 4, 2024	58,259	50,000(7)	252,295	N/A
	109,800(5)	1.68	March 2, 2025	369,647	59,000(7)	297,708
	-	-	-	-	88,000(7)	444,039

(1) All option-based awards are made in Cdn.$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

(2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2020 (based on the Cdn.$6.43 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

(3) Options are fully vested.

(4) As at December 31, 2020, 80% of these options had vested and an additional 20% would vest on March 4, 2021.

(5) As at December 31, 2020, 40% of these options had vested and an additional 20% would vest on each of March 2, 2021, September 2, 2021, and March 2, 2022.

(6) Relates to PSUs, 100% of which will vest on May 3, 2021.

(7) Relates to PSUs, 100% of which will vest on March 3, 2022.

(8) Relates to PSUs, 100% of which will vest on March 1, 2023

(9) The market value of the PSUs that have not vested is based on the market value of the Common Shares underlying the PSUs on December 31, 2020 (based on the Cdn.$6.43 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

Incentive plan awards-value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2020.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
BRADFORD COOKE	272,237	Nil	318,528(3)
DANIEL DICKSON	171,642	Nil	207,093(3)
GODFREY WALTON	229,956	Nil	213,009(3)
NICHOLAS SHAKESBY	167,555	Nil	160,112(3)
LUIS CASTRO	122,758	Nil	107,925(3)

(1) All option-based awards are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7462.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 20

(2) All share-based awards related to PSUs and are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7462

(3) Amount paid/earned in Cdn.$ and translated to U.S.$ at the exchange rate of Cdn.$1.00=U.S.$0.7889 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During 2020, the Company had employment agreements or arrangements which included change of control provisions with each of the NEOs (Bradford Cooke, Daniel Dickson, Godfrey Walton, Nicholas Shakesby and Luis Castro).  The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2020, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$4,794,910 (U.S.$3,762,772).  The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2020.  Further details of the provisions for each NEO as at December 31, 2020 are described after the table.  Canadian dollar denominated amounts have been translated using the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

Name	Termination without Cause (Cdn.$)	Voluntary Resignation(1) (Cdn.$)	Change-in-Control(2) (Cdn.$)
BRADFORD COOKE	878,750	522,500	1,584,490
DANIEL DICKSON	612,500	350,000	1,127,269
GODFREY WALTON	695,000	376,250	1,306,477
NICHOLAS SHAKESBY	407,950	Nil	455,258
LUIS CASTRO	286,800	Nil	321,415

(1) Contingent upon providing three months' notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

(2) Payable in the event of resignation or termination within six months of a change in control.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 21

During 2020, the Company had an employment agreement dated March 8, 2017, with retroactive effect to January 1, 2017 (each a "Senior Executive Agreement"), between the Company and each of Messrs. Bradford Cooke (CEO), Daniel Dickson (CFO) and Godfrey Walton (COO) (each a "Senior Executive"), with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application.  Under the terms of each Senior Executive Agreement, upon termination of the Senior Executive's employment without cause, he would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months.  In the case of the Senior Executive's voluntary resignation with three months' notice, he would be entitled to receive an amount equal to three months of his then annual base salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months.  In the event of termination of the Senior Executive's employment within 12 months of a change in control of the Company, he would be entitled to receive an amount equal to twice his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonuses and the cash equivalent of two years' vacation pay, and his then vested stock options would remain in good standing for 12 months.  The Senior Executive Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

During 2020, the Company had an employment agreement dated October 15, 2018 with Nicholas Shakesby (VP Operations) and an employment agreement dated May 1, 2017 with Luis Castro (VP Exploration) (collectively, the "VP Agreements").  Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months.  In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 6 months.  The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

Director Compensation

Discussion of Directors' Compensation

Up until 2013, the non-employee directors of the Company were primarily compensated by way of directors' fees and stock options.  In 2013, deferred share units ("DSUs"), as described below, were granted to certain non-employee directors who elected to receive DSUs in lieu, in whole or part, of stock options and director's fees otherwise receivable.

 Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan").  The purposes of the DSU Plan are to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company.  Unless otherwise determined by the Board, DSUs vest immediately and a director's entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.

If the Company obtains the necessary shareholder and regulatory approvals for its proposed new Share Unit Plan, the Company will not be granting any further DSUs under the DSU Plan.  See "Particulars of Other Matters to be Acted Upon - Proposed Equity-Based Share Unit Plan".

 Retainer Fees

In 2017, the Compensation Committee retained Willis Tower Watson to review and update the 2013 director compensation analysis. Following that review and on recommendation of the Compensation Committee, the Board approved fees for independent directors, as follows and which continued to be in effect for 2020.  The fees are payable quarterly in cash or, a director so elects, in equivalent value of DSUs as at the grant date determined by the Board.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 22

2020 Director Compensation	Cdn.$
Independent Board Member	33,000	Annual Retainer
Additional Retainer for Chairman of the Board	20,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	7,500	Annual Retainer
Board Member Meeting Fee	1,300	Per meeting
Committee Member Meeting Fee	1,000	Per meeting

In December 2020, the Board determined that, effective January 1, 2021, meeting fees for Board and Board Committee meetings would be eliminated and the annual retainer for independent Board members would be increased to Cdn.$55,000.

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options and deferred share units.

In support of the Company's goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company's directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors' annual retainer. The directors must acquire at least Cdn.$99,000 in Common Shares and/or DSUs within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2020.  For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
MARGARET BECK	39,773(4)	100,000	Nil	Nil	Nil	Nil	139,773
RICARDO CAMPOY	47,981	100,000	Nil	Nil	Nil	Nil	147,981
GEOFFREY HANDLEY	59,174(5)	50,000	49,685	Nil	Nil	Nil	158,859
REX MCLENNAN	54,697(6)	100,000	Nil	Nil	Nil	Nil	154,697
KENNETH PICKERING	47,608(7)	50,000	49,685	Nil	Nil	Nil	147,293
MARIO SZOTLENDER	43,504(8)	100,000	Nil	Nil	Nil	Nil	143,504

(1) Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7462.

(2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date.  The accounting fair value is based on the total number of DSUs granted times the December 31, 2020 market price of the Common Shares (based on the Cdn.$6.43 closing price of the Common Shares on TSX on that date).  The accounting fair values are $158,290 for Geoffrey Handley and Kenneth Pickering and $316,630 for Margaret Beck, Ricardo Campoy, Rex McLennan and Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.7847 on December 31, 2020.

(3) The grant date fair value of each option granted during the year ended December 31, 2020 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 62.06%; risk free interest rate of 1.10%; expected option life of 4 years; and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(4) $28,244 of this amount was settled with an aggregate of 13,954 DSUs granted under the DSU Plan.

(5) $30,221 of this amount was settled with an aggregate of 17,318 DSUs granted under the DSU Plan.

(6) $14,103 of this amount was settled with an aggregate of 10,000 DSUs granted under the DSU Plan.

(7) $23,692 of this amount was settled with an aggregate of 13,787 DSUs granted under the DSU Plan.

(8) $11,304 of this amount was settled with an aggregate of 8,015 DSUs granted under the DSU Plan.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 23

Incentive Plan Awards

 Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2020.

	Option-based Awards			Share-based Awards

						Market or
					Number of	payout value	Market or
	Number of				shares or	of share-	payout value of
	securities			Value of	units of	based	vested share-
	underlying	Option		unexercised	shares that	awards that	based awards
	unexercised	exercise		in-the-money	have not	have not	not paid out or
	options	price(1)	Option expiration	options(1)(2)	vested	vested	distributed(6)
Name	(#)	($)	date	($)	(#)	($)	($)
MARGARET BECK	Nil	NA	NA	Nil	Nil	N/A	696,268
RICARDO CAMPOY	60,000(3)	3.37	May 26, 2021	100,290	Nil	N/A	466,251
	59,000(3)	3.39	May 4, 2022	97,693
	63,000(3)	2.98	May 3, 2023	130,024
	82,000(4)	2.53	March 4, 2024	205,917
GEOFFREY	41,000(4)	2.53	March 4, 2024	102,958	Nil	N/A	1,444,204
HANDLEY	65,000(5)	1.68	March 4, 2025	218,826
REX MCLENNAN	59,000(3)	3.39	May 4, 2022	97,693	Nil	N/A	1,388,273
KENNETH	59,000(3)	3.39	May 4, 2022	97,693l	Nil	N/A	1,287,254
PICKERING	31,500(3)	2.98	May 3, 2023	65,012
	65,000(5)	1.68	March 2, 2025	218,826
MARIO	30,000(3)	3.37	May 26, 2021	50,145	Nil	N/A	1,106,864
SZOTLENDER	29,500(3)	3.39	May 4, 2022	48,846
	31,500(3)	2.98	May 3, 2023	65,012
	82,000(4)	2.53	March 4, 2024	205,917

(1) All option-based awards are made in Cdn.$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

(2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2020 (based on the Cdn.$6.43 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847.

(3) Options are fully vested.

(4) As at December 31, 2020, 80% of these options had vested and an additional 20% would vest on March 4, 2021.

(5) As at December 31, 2020, 40% of these options had vested and an additional 20% would vest on each of March 2, 2021, September 2, 2021, and March 2, 2022.

(6) Represents the value of outstanding DSUs, which were fully vested upon granting.  The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2020 (based on the Cdn.$6.43 closing price of the Common Shares on TSX on that date translated at the December 31, 2020 exchange rate of Cdn.$1.00=U.S.$0.7847) times the number of DSUs outstanding.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 24

 Incentive plan awards-value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2020.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MARGARET BECK	Nil	100,000	Nil
RICARDO CAMPOY	25,577	100,000	Nil
GEOFFREY HANDLEY	43,539	50,000	Nil
REX MCLENNAN	Nil	100,000	Nil
KENNETH PICKERING	30,751	50,000	Nil
MARIO SZOTLENDER	25,577	100,000	Nil

(1) All option-based awards are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7462.

(2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company.  All DSUs were fully vested upon granting.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date.  Does not include vested DSUs granted to settle directors' fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2020.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	5,978,300	Cdn.$3.29	5,076,429
Equity compensation plans approved by securityholders (PSU Plan)(2)	1,805,000	N/A	1,175
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,783,300		5,077,604

(1) As at December 31, 2020, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7% of the issued and outstanding Common Shares (being 11,054,729 Common Shares as at December 31, 2020).

(2) As at December 31, 2020, the maximum number of Common Shares which may be issued under the PSU Plan was 2,000,000 Common Shares, of which, as at that date, 193,825 Common Shares had been issued.  Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares. See "Compensation of Executive Officers and Directors - Executive Compensation - Performance Share Unit Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 25

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2020 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of Stock Option Plan

The Company's Stock Option Plan is a rolling percentage stock option plan. The policies of the TSX require that the unallocated securities under all security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan, as amended, at the annual general meeting held on May 3, 2018 by approving the unallocated options that may be grantable under the Stock Option Plan.

On March 23, 2021, the Board of Directors approved amendments to the Stock Option Plan to:

(a) decrease the maximum number of Common Shares that may be issuable under the Stock Option Plan from 7% to 5% of the total number of Common Shares that may be issued and outstanding at any time and from time to time,

(b) change the limit for the aggregate annual value of options that may be granted to each non-employee director under the Stock Option Plan and any other security-based compensation arrangements established or maintained by the Company so that such value does not exceed U.S.$150,000 (instead of Cdn.$100,000), of which no more than U.S.$100,000 may be in the form of options, in order to be consistent with the corresponding U.S.$150,000 limit in the Company's proposed new Equity-Based Share Unit Plan and to add a limit for options;

(c) provide for the grant of ISOs qualified under the United States Internal Revenue Code; and

(d) make certain other clarification and housekeeping amendments as set forth in Amendment No. 5 to the Stock Option Plan attached as Appendix B to this Information Circular.

A copy of the Stock Option Plan (as amended by Amendment No. 5) is also set out in Appendix B to this Information Circular.  For a summary of the material terms of the Stock Option Plan, as amended, see "Compensation of Executive Officers and Directors - Executive Compensation - Option-based Awards".

At the Meeting, shareholders will be asked to pass an ordinary resolution to approve Amendment No. 5 to the Stock Option Plan and to reconfirm the Stock Option Plan (as amended by Amendment No. 5) by approving the unallocated options that may be grantable under the Stock Option Plan, as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Amendment No. 5 to the Stock Option Plan of the Company, in the form attached as Appendix B to the Information Circular for the Meeting, is hereby approved, ratified and confirmed.

2. All unallocated options grantable under the Company's Stock Option Plan (as amended by Amendment No. 5 and also included in Appendix B attached to the Information Circular) are hereby approved.

3. The unallocated options grantable under the Company's Stock Option Plan shall be re-approved by the shareholders of the Company on or before May 12, 2024, or such later date as may be permitted by the Toronto Stock Exchange.

4. The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

5. Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future option grants may be made under the Stock Option Plan and any previously granted option which has been cancelled may not be re-granted under the Stock Option Plan; however, any stock options which are issued and outstanding immediately prior to the Meeting will remain exercisable by the holder thereof.

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Based on the issued and outstanding number of Common Shares of the Company as at the date hereof, a total of 8,184,040 Common Shares, representing 5% of the total issued and outstanding Common Shares, are available for issuance under the Stock Option Plan (as amended by Amendment No. 5) in connection with options that are outstanding or that may be granted in the future. As at the date hereof, based on there being outstanding options to purchase a total of 4,271,700 Common Shares (representing approximately 2.6% of the outstanding Common Shares), 3,912,340 additional Common Shares (representing approximately 2.4% of the outstanding Common Shares) remain available for future option grants under the Stock Option Plan (as amended by Amendment No. 5) assuming that the plan is renewed by the shareholders.

Proposed Equity-Based Share Unit Plan

On March 23, 2021, the Board approved a new equity-based share unit plan for the Company (the "Share Unit Plan"). Upon the implementation of the Share Unit Plan, the Company's existing PSU Plan and DSU Plan will be phased out and no new awards of PSUs or DSUs will be granted under those plans, respectively. The Share Unit Plan will provide participants with the opportunity through share units ("SUs"), including restricted share units and performance share units, and through deferred share units ("New DSUs") to acquire an ownership interest in the Company.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass a resolution to approve the Share Unit Plan.  A copy of the proposed Share Unit Plan is included as Appendix C to this Information Circular and a summary of key terms of the Share Unit Plan is provided below. If approval of the Share Unit Plan (which is also a rolling percentage plan) is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated awards under the Share Unit Plan until May 12, 2024, or such later date as may be permitted by the TSX.

The Share Unit Plan is subject to the approval of, and the acceptance of the additional listing of Common Shares, on the TSX and New York Stock Exchange ("NYSE").

The Share Unit Plan authorizes the Board to grant SUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, but not to its directors who are employees or executive officers of the Company. SUs will be subject to any combination of time-based vesting or performance-based vesting conditions as the Board shall determine from time to time. The Board may modify performance goals relating to any SU as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure.

The Share Unit Plan also authorizes the Board to grant New DSUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, as well as to its non-employee directors. New DSUs may be subject to time-based vesting as the Board shall determine from time to time. New DSUs will become payable at the time of an eligible participant's termination of office or employment with the Company.

Like current PSUs and DSUs (and unlike Options), SUs and New DSUs do not require the payment of any monetary consideration to the Company. Instead, SUs and New DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of New DSUs, an eligible participant's termination of office or employment with the Company.

The key terms of the Share Unit Plan include the following:

1. The Share Unit Plan will be administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the Share Unit Plan).

2. The maximum number of Common Shares that are issuable to settle SUs and New DSUs under the Share Unit Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

3. The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company (including the Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.

4. The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

5. The aggregate number of Common Shares reserved for issuance to any one person under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

6. The number of Common Shares that are issuable to non-employee directors of the Company under the Share Unit Plan and any other equity compensation plan of the Company, excluding Common shares underlying New DSUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per Participant who is a non-employee director, including other equity awards granted under any of the Company's other equity-based compensation plans.

7. The initial value of a SU or New DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or New DSU. "Market Price" with respect to a Common Share on any date for the purposes of the Share Unit Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX).

8. No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

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9. No New DSUs may be redeemed prior to the participant's termination nor after December 31st of the year following the year of such termination.

10. Unless otherwise set forth in an award agreement, the Board may specify whether vested SUs or New DSUs are to be settled pursuant to the share settlement and/or cash settlement procedures, with the default being share settlement if no settlement method has been so specified. If cash settlement is specified, the Company may either (a) pay the applicable cash amount from its treasury to the eligible participant or (b) issue that number of vested Common Shares to which the eligible participant is entitled to the order of a licensed securities broker who would then sell such Common Shares in the public market and deliver the net proceeds thereof to the eligible participant. If share settlement is elected, the Company will cause the vested Common Shares to be issued in certificated form to the eligible participant.

11. If any settlement date for SUs or New DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

12. Unless otherwise determined by the Board, for retainer fees payable to non-employee directors, such director may elect to receive all or part of retainer fees in the form of New DSUs by timely providing an election notice to the Company in accordance with the Share Unit Plan, specifying the percentage of retainer fees in respect of which the director elects to receive New DSUs. Where the director has elected to receive such Deferred Fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

13. Unless otherwise determined by the Board, SUs and New DSUs will be credited with dividend equivalents in the form of additional SUs and New DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or New DSUs to which they relate.

14. A participant under the Share Unit Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

15. In the event of a "Change in Control" (as defined in the Share Unit Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control, as defined in the Share Unit Plan. In the event that the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

16. If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the Share Unit Plan) within 12 calendar months after a Change in Control: (a) each vested and exercisable award or Alternative Award then held by the participant shall remain exercisable for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested and non-exercisable award or Alternative Award then held by the participant shall become exercisable upon such termination or such resignation and shall remain exercisable for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire.  In such event, the applicable timing of settlement of SUs and New DSUs will be as set forth in the Share Unit Plan.

17. Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the Share Unit Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the Share Unit Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the Share Unit Plan so as to permit grants of SUs to non-employee directors or amendments that increase limits previously imposed on non-employee director participation,

(d) allows for the transfer or assignment of awards other than as provided in the Share Unit Plan,

(e) amends the amendment provisions of the Share Unit Plan or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE, as applicable.

18. Subject to the foregoing, the Board may, without shareholder approval, amend or suspend any provision of the Share Unit Plan, or terminate the Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may make the following types of amendments without seeking Shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Share Unit Plan or to correct or supplement any provision of the Share Unit Plan that is inconsistent with any other provision of the Share Unit Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the Share Unit Plan,

(d) changes to the provisions of the Share Unit Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the Share Unit Plan, or

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 28

(g) any other amendment to the Share Unit Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE.

19. Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the Share Unit Plan), SUs and New DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the Share Unit Plan), all previously credited SUs or New DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the Share Unit Plan), all previously credited and unvested SUs or New DSUs shall be terminated and forfeited immediately as of the date of any such event. All vested SUs or New DSUs shall be settled according to the settlement methods provided in the Share Unit Plan.

At the Meeting, shareholders will be asked to pass an ordinary resolution to approve the Share Unit Plan by approving the unallocated options that may be grantable under the Share Unit Plan, as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Equity-Based Share Unit Plan (the "Share Unit Plan") of the Company, as adopted by the board of directors of the Company (the "Board") and substantially in the form presented to the shareholders of the Company, and all unallocated awards grantable under the Share Unit Plan, are hereby approved;

2. The unallocated awards grantable under the Share Unit Plan shall be re-approved by the shareholders of the Company on or before May 12, 2024, or such later date as may be permitted by the Toronto Stock Exchange.

6. The Board of Directors of the Company is hereby authorized to make any revisions to the Share Unit Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

7. Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, the Share Unit Plan will not be implemented and the Company will keep in effect the existing PSU Plan and the DSU Plan and continue to grant awards of PSUs and DSUs, respectively, thereunder.

If the Company obtains the requisite shareholder and regulatory approvals for and implements the Share Unit Plan, based on the issued and outstanding number of Common Shares of the Company as at the date hereof, a total of 2,455,175 Common Shares, representing 1.5% of the total issued and outstanding Common Shares, would be available for issuance under the Share Unit Plan in connection with SUs or New DSUs that may be granted in the future.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its financial year ended December 31, 2020 available on SEDAR and can be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to the CSA's National Instrument 52-110-Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's Annual Information Form dated February 25, 2021 for the financial year ended December 31, 2020 filed on SEDAR on March 1, 2021.

DATED as of the 25th day of March, 2021.

BY ORDER OF THE BOARD

"Bradford J. Cooke"

BRADFORD J. COOKE

Director and CEO

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR	Page 29

APPENDIX A

ENDEAVOUR SILVER CORP.

(the "Company")

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Margaret Beck Ricardo Campoy Geoffrey Handley Rex McLennan Kenneth Pickering Mario Szotlender
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke - Executive officer of the Company

Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent.  If the majority of directors or proposed directors are not independent, describe what the Board of Directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the seven current directors are independent. A majority of the seven persons nominated for election as directors at the Meeting will be independent.

If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Ricardo Campoy - General Moly Inc.

Bradford Cooke - Aztec Minerals Corp.
 Canarc Resource Corp.
 Radius Gold Inc.

Kenneth Pickering - Northern Dynasty Minerals Ltd
 Taseko Mines Limited
 Teck Resources Limited

Rex McLennan - Pinnacle Renewable Energy Inc.

Mario Szotlender - Atico Mining Corporation
 CROPS Inc.
 Fortuna Silver Mines Inc.
 Radius Gold Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters.  In addition, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Geoffrey Handley is the Chairman of the Board and is an independent director.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year

The attendance record of each current director for all Board meetings held in 2020 was as follows:

 Margaret Beck(1) - 11 of 11 meetings
 Ricardo Campy - 11 of 11 meetings
 Bradford Cooke - 11 of 11 meetings
 Geoffrey Handley - 11 of 11 meetings
 Rex McLennan - 11 of 11 meetings
 Kenneth Pickering - 11 of 11 meetings
 Mario Szotlender - 11 of 11 meetings

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DISCLOSURE REQUIREMENTS	COMMENTS

The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2020 was as follows:

 Margaret Beck - 4 of 4 meetings

 Ricardo Campoy - 4 of 4 meetings
 Rex McLennan - 4 of 4 meetings
 Kenneth Pickering - 2 of 4 meetings

The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2020 was as follows:

 Margaret Beck - 3 of 3 meetings

 Geoffrey Handley - 3 of 3 meetings
 Rex McLennan - 3 of 3 meetings
 Kenneth Pickering - 3 of 3 meetings

The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2020 was as follows:

 Ricardo Campoy - 3 of 3 meetings
 Geoffrey Handley - 3 of 3 meetings
 Kenneth Pickering - 3 of 3 meetings
 Mario Szotlender - 3 of 3 meetings

The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2020 was as follows:

 Rex McLennan - 4 of 4 meetings
 Kenneth Pickering - 4 of 4 meetings
 Mario Szotlender - 4 of 4 meetings

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

Board Mandate
Disclose the text of the board's written mandate

A copy of the full text of the Mandate of the Board of Directors of the Company (the "Board Mandate") can be viewed at www.sedar.com and on the Company's website at www.edrsilver.com and is incorporated by reference herein. The following is a brief summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

The Board of Directors is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  The Board may also appoint ad hoc committees periodically to address issues of a more short term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

  Board organization and corporate governance
  Management, officer duties, and compensation
  Strategic planning
  Monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions
  Risk management
  Policies and procedures
  Communications and reporting

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees.  The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

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DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO's role and responsibilities

The Board has developed a written position description for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer's business

The Company's general education programs are overseen by the Corporate Governance and Nominating Committee.  See "Nomination of Directors" and "Other Board Committees" below for the responsibilities of the Corporate Governance and Nominating Committee.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.

The Board has adopted a written Code of Business and Ethics (the "Code of Conduct") for the directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company).  A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company's website at www.edrsilver.com.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company.  Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.  All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company's Code of Conduct provides that employees/business partners are encouraged to report violations of laws, rules, regulations or the Code of Conduct. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited. Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code of Conduct or any unethical behaviour from employees or business partners.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company's director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors.  Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan, Mario Szotlender and Margaret Beck.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

(a) In making its recommendations to the Board regarding director nominees, the Committee shall consider:

(i) the appropriate size of the Board, with a view to facilitating effective decision-making by the Board,

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DISCLOSURE REQUIREMENTS	COMMENTS

(ii) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

(iii) the competencies and skills that the Board considers each existing director to possess, and having regard to the personality and other qualities of each director, as such may contribute to the boardroom dynamic,

(iv) the competencies and skills each new nominee will bring to the Board, and

(v) whether or not each new nominee can devote sufficient time and resources to the nominee's duties as a director of the Company.

(b) The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board.  In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any "lead director" of the Board), the Committee shall recommend Board members to the various committees of the Board.

(c) The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms.  The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d) The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

(e) Notwithstanding the provisions of the Charter, if the Company is legally required by contract or otherwise to provide third parties with the right to nominate directors to the Board, the selection and nomination of those directors need not involve the approval of the Corporate Governance and Nominating Committee.

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so for a variety of reasons. The Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the Committee believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.

Compensation
Describe the process by which the board determines compensation for the issuer's directors and officers	The Company's executive compensation program is overseen by the Compensation Committee.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation Committee is composed entirely of independent directors.  Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender.  The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the Compensation Committee members ask members of management to leave the meeting, and the independent members then meet in camera.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

• Review and assess the adequacy of the Charter annually;

• Review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

• Review and recommend to the Board of Directors for approval policies relating to compensation of the Company's senior management and directors;

• Review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;

• Review and approve the corporate goals and objectives relevant to the compensation of the CEO, the COO and CFO and other officers, evaluate their performance in light of these goals and objectives, and set their compensation based on this evaluation;

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DISCLOSURE REQUIREMENTS	COMMENTS

• Review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;

• Oversee the administration of the Company's long-term incentive plans;

• Review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;

• Review the design and competitiveness of the Company's compensation and benefit programs generally;

• Report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;

• Review and pre-approve the Company's executive compensation disclosure; and

• Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually.  It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Compensation Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Corporate Governance

In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:

(a) The Committee shall review and reassess at least annually the adequacy of the Company's corporate governance procedures and recommend any proposed changes to the Board for approval.  The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

(b) Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

(c) The Committee may form and delegate authority to subcommittees when appropriate.

(d) The Committee shall review and recommend changes to the Board of the Company's Code of Conduct, and shall consider any requests for waivers from the Company's Code of Conduct.  The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e) The Committee shall review annually or more often if appropriate: (i) Committee members' qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board).  The Committee shall make recommendations to the Board, as appropriate based on its review.

(f) The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board's performance, which will be discussed with the full Board following the end of each fiscal year.

Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of applicable legislative obligations in relation to occupational health, safety and environmental sustainability ("HSE") matters.  Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender.  The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its HSE roles and obligations.  The Sustainability Committee is to provide oversight of HSE core values of the Company and encourage a culture that recognizes these values and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible HSE work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a) Provide management oversight in its administration of policies and procedures with respect to HSE matters having regard to regulatory requirements and the objectives of the Company, as applicable, and, when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change;

(b) Provide management oversight in its collection and assessment of lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the Company;

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DISCLOSURE REQUIREMENTS	COMMENTS

(c) Provide management oversight in its assessment on the impact of current and developing HSE laws, regulations and treaties affecting the Company;

(d) Provide management oversight over the annual HSE report and/or audit plan and review any significant issues that arise from these audits;

(e) Review and assess executive management's performance against HSE objectives and targets, as may be recommended by the Committee and approved by the Board;

(f) Provide management oversight over the performance and management's assessment of its HSE management system and its suitability to current and future Company requirements;

(g) If deemed necessary and appropriate by the Committee, make periodic visits to the Company's operations to observe HSE procedures in practice;

(h) Provide management oversight over the Company's HSE crisis management plan;

(i) Promote management commitment to continuous improvement in HSE performance at all levels of the Company;

(j) Oversee participation of executive management in the investigation and review of serious HSE incidents involving the Company;

(k) Provide management oversight over significant HSE incidents, with access to legal counsel to discuss legal exposures and ramifications associated with each such incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation, if necessary;

(l) Monitor current, pending or threatened legal action by or against the Company relating to HSE issues; and

(m) Provide management oversight in its review and identification of risks related to HSE matters and adoption of programs to reduce risks.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors.  The assessment is conducted through formal, written questionnaires to each director.  The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

Gender Diversity

Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board has adopted a Diversity Policy which promotes diversity generally in the workplace by respecting and appreciating differences in gender, age, ethnic origin, indigenous origin or heritage, language, religion, education, sexual orientation, political belief or physical attributes or other personal characteristics, but does not relate to the identification and nomination of women directors specifically. At the Company, all perspectives, experiences, cultures and essential differences that the Board, management and employees possess are respected and valued.

The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company's skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Company does not support the adoption of quotas to support its Diversity Policy. Employees, management and directors will be recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:

• individual differences and opinions are heard and respected;

• employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

• inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by the Board and progress in achieving them.

The Board will consider diversity in the selection criteria of new Board members. Since the adoption of its Diversity Policy, it has sought to have at least one woman candidate for any future director positions.  Through the efforts of the Corporate Governance and Nominating Committee, Margaret Beck was identified and the Board approved her nomination for election as a director at the 2019 Annual General Meeting when Ms. Beck was elected to the Board.

In each Annual Report or Information Circular, the Company will disclose:

• the measurable initiatives for achieving diversity set by the Board in accordance with the Diversity Policy and the progress towards achieving them; and

• the proportion of women at the Company as employees, senior management and on the Board.

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DISCLOSURE REQUIREMENTS	COMMENTS

Consideration of the Representation of Women in the Director Identification and Selection Process- Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board.  Directors will be recruited and promoted based upon their qualifications, abilities and contributions.  Pursuant to the Diversity Policy, the Board has sought to have at least one woman director, as mentioned above.

Consideration Given to the Representation of Women in Executive Officer Appointments -- Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women in executive officer positions when making executive officer appointments.  Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.  Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target (as defined) regarding women on its Board. Pursuant to the Diversity Policy, the Board has sought to have at least one woman director, as mentioned above.

The Company has not adopted a target (as defined) regarding women in executive officer positions of the Company. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

The Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender as the Company does not support the adoption of quotas to support its Diversity Policy.

As mentioned above, through the efforts of the Corporate Governance and Nominating Committee, Margaret Beck was identified as a director nominee.

The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools, which were applied for the following officer appointments.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women. .

As at December 31, 2020 the Company had one director who is a woman representing 14.3% of the total directors.

As at December 31, 2020, the Company had one female executive officer, representing 12.5% of the total executive officers.

As at December 31, 2020, women comprise 12.7% of the employees of the Company and its major subsidiaries.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING AND INFORMATION CIRCULAR | APPENDIX A	Page A-7

APPENDIX B

Amendment No. 5

to the Stock Option Plan

of

Endeavour Silver Corp.

(as approved by the Board of Directors of Endeavour Silver Corp.

as of March 23, 2021, subject to applicable regulatory and shareholder approvals)

The Stock Option Plan of the Company shall be amended as follows:

1. Section 1.02 relating to the meaning of "subsidiaries" be deleted in its entirety and the following be substituted:

"1.02 The term "subsidiaries" for the purpose of the Plan has the meaning set out in the Securities Act (British Columbia) and includes direct or indirect subsidiaries of the Company."

2. Section 4.02 be amended by deleting "7%" and substituting "5%" so that section 4.02 shall read as follows:

"4.02. The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 5% of the issued and outstanding Shares at any time and from time to time."

3. The first sentence of Section 4.08 be amended by deleting "Cdn.$100,000" and substituting "U.S.$150,000" and adding to the end of the sentence ", of which no more than U.S.$100,000 may be in the form of Options" so that section 4.08 shall read as follows:

"4.08 The Plan will limit the aggregate annual value of Options that may be granted to each Non Employee Director under the Plan and any other security based compensation arrangements established or maintained by the Company so that such value does not exceed U.S.$150,000 per Non Employee Director per financial year of the Company, of which no more than U.S.$100,000 may be in the form of Options.  The value of each Option shall be determined by the valuation method used by the Company, as disclosed in the Company's last publicly filed financial statements before the grant of the Option."

4. Section 9.01 be amended by deleting the following phrase:

"the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option"

and substituting the following phrase:

"the Optionees will have, upon exercise of an Option, the benefit of any stock dividend declared (other than ordinary course dividends declared and payable in Shares) during the period within which the said Optionee held his Option".

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so that section 9.01 shall read as follows:

"9.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have, upon exercise of an Option, the benefit of any stock dividend declared (other than ordinary course dividends declared and payable in Shares) during the period within which the said Optionee held his Option.  Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable."

5. Section 11.01 be amended by inserting after "Plan" in the lead in paragraph the words "or any Option subject to the Plan" so that such paragraph shall read as follows:

"11.01 The Board may alter, suspend or discontinue the Plan or any Option subject to the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, but may not, without the approval of the shareholders of the Company, make any alteration which would:".

6. Section 12.05 be amended to add the following subsection (f):

"(f)  any other amendment which requires shareholder approval under the rules of the TSE or the New York Stock Exchange, as applicable."

and that consequential changes be made to Section 12.05 by deleting "and" at the end of subsection (d) and by deleting the period after subsection (e) and inserting "; and".

7. A new Section 22 be added to the Plan as follows:

"22.  United States Matters

22.01 Unless a registration statement on Form S-8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon exercise of Options (the "Registration Statement"), neither the Options which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the exercise of Options have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Optionee that is in the "United States" or a "U.S. Person" (in each case as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") shall by acceptance of the Options be deemed to represent, warrant, acknowledge and agree that:

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(a) the Optionee is acquiring the Options and any Shares acquired upon the exercise of such Options as principal and for the account of the Optionee for investment purposes only;

(b) in granting the Options and issuing the Shares to the Optionee upon the exercise of such Options, the Company is relying on the representations and warranties of the Optionee contained in this Plan relating to the Options to support the conclusion of the Company that the granting of the Options and the issue of Shares upon the settlement of such Options do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c) the Optionee will not attempt to effect any offer, sale or disposition of the Shares owned by the Optionee and acquired pursuant to the exercise of such Options or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(d) unless a Registration Statement is effective under the U.S. Securities Act registering the exercise of the Options and the issuance of the Shares, each certificate representing Shares issued upon the exercise of such Options to such Optionee shall bear a restrictive legend under the U.S. Securities Act implementing the above restrictions on transfer; and

(e) the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Optionee pursuant to the exercise of such Options shall be transferred unless the provisions of this Plan have been complied with.

22.02 The Company intends that any Options granted to an Optionee subject to the U.S. Internal Revenue Code of 1986, as amended (the "Code") be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, none of the Company and any of its Subsidiaries and their officers or employees represents or guarantees that Options will be exempt from, or compliant with, Section 409A of the Code, and the Optionee remains liable for all taxes, penalties and interest that may arise in connection with the Options and Shares issued pursuant to exercise of the Options.  Further, in the event any Option grant is subject to Section 409A of the Code, the Board may, in its sole discretion and without an Optionee's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Option grant from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Options, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

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22.03 The U.S. Addendum (attached to the Plan ) forms part of the Plan.  The U.S. Addendum will apply to awards, including Options and Rights, granted under the Plan to U.S. Participants (as defined in the U.S. Addendum).

8. A U.S. Addendum, as follows, be attached to the Plan:

"U.S. ADDENDUM

TO ENDEAVOR SILVER CORP. STOCK OPTION PLAN

1. Definitions. The following definitions will apply solely for purposes of this U.S. Addendum. Capitalized terms not defined herein shall have the meaning ascribed to them under the Plan.

(a) "Affiliated Entity" means an entity in which the Company has a direct or indirect controlling interest, as determined under United States Treasury Regulation 1.409A 1(b)(5)(iii)(E)(1).

(b) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(c) "Disability" means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term "Disability" is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(d) "Fair Market Value" means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the last closing price of the Company's Shares on the TSE (or, if the Shares are no longer listed for trading on the TSE, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the date the Shares are to be valued.

(e) "Grant Date" means, with respect to any Option, (i) the date on which the Board makes the determination to grant such Option and has completed the actions necessary to grant the Option and create a legally binding right in the U.S. Participant, including specifying the Optionee, the number of Shares subject to such Option  and the exercise price, or (ii) any later date specified by the Board.

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(f) "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" pursuant to section 422 of the Code.

(g) "ISO Employee" means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(h) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

(i) "Parent" means any present or future "parent corporation" of the Company, as such term is defined in Section 424(e) of the Code.

(j) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term "Subsidiary" is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(k) "U.S. Participant" means a participant in the Plan who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and any other person whose awards under the Plan are subject to income tax under the Code.

(l) "10% Shareholder" means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

2. Terms and Conditions Applicable to Options and Rights Granted to U.S. Participants.  In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to Options and Rights granted to a U.S. Participant.

(a) For awards to U.S. Participants, Options and Rights only may be awarded to only employees of the Company or an Affiliated Entity.

(b) The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be a Nonqualified Stock Option.

(c) The number of Shares available for granting Incentive Stock Options under the Plan may not exceed 4,000,000. For greater certainty, such number of Shares is a subset of, and not in addition to, the maximum number of Shares reserved for issuance pursuant to the Plan.

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(d) Any adjustment, amendment or termination of outstanding Options or Rights granted to U.S. Participants will be undertaken in a manner that complies with Section 409A of the Code and applicable regulations, to the extent they are applicable.

(e) In addition to the other provisions of this Plan, the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an ISO Employee (including a director or officer who is also an ISO Employee) of the Company (or any Subsidiary of the Company);

(ii) The extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds U.S.$100,000 or any limitation subsequently set forth in section 422(d) of the Code, such excess shall be considered Nonqualified Stock Options;

(iii) The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option; provided, however, that, in the case of the grant of an  Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option;

(iv) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(v) To the extent that an Incentive Stock Option is not exercised on or prior to the date that is three (3) months following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. Notwithstanding the foregoing, if a U.S. Participant's termination of employment is due to Disability, to the extent that an Incentive Stock Option is not exercised on or prior to the date that is one year following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. For greater certainty, the limitations in this paragraph govern the U.S. federal income tax treatment of an outstanding Option and whether it will continue to qualify as an Incentive Stock Option. Nothing in this paragraph shall have the effect of extending the period during which an Option otherwise may be exercised pursuant to its terms. For purposes of this paragraph, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Committee that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any  Subsidiary;

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(vi) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

(vii) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged or hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution;

(viii)No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan (as amended) is adopted by the Board or the date this Plan (as amended) is approved by the shareholders of the Company; and

(ix) In the event that the Plan (as amended), including this U.S. Addendum, is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which the Plan (as amended), including this U.S. Addendum, is adopted by the Board, an Incentive Stock Option granted under the Plan will automatically be deemed to be a Nonqualified Stock Option.

(f) The Company intends that any Options be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, in the event any award is subject to Section 409A of the Code, the Board may, in its sole discretion and without a U.S. Participant's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any award from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Option, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

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(g) The Company shall have no liability to any U.S. Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code."

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ENDEAVOUR SILVER CORP.

STOCK OPTION PLAN

(as amended and restated to include amendments up to and including

Amendment No. 5 to the Plan effective March 23, 2021,

subject to applicable regulatory and shareholder approvals)

1. Purpose

1.01 The purpose of the Incentive Stock Option Plan (the "Plan") is to promote the profitability and growth of ENDEAVOUR SILVER CORP. (the "Company") or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals.  The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02 The term "subsidiaries" for the purpose of the Plan has the meaning set out in the Securities Act (British Columbia) and includes direct or indirect subsidiaries of the Company.

2. Administration

2.01 The Plan will be administered by a committee (the "Committee") of the Company's Board of Directors (the "Board").

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options ("Options") to purchase shares of the Company pursuant to the Plan.  The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. Eligibility

3.01 Each person (an "Optionee") who is a "Consultant", a "Director", an "Employee" or a "Executive Officer" in relation to the Company (as those terms are defined in National Instrument 45 106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the "TSE")) is eligible to be granted one or more Options.

3.02 The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.03 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.04 The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. General Provisions

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value ("Shares") of the Company.

4.02 The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 5% of the issued and outstanding Shares at any time and from time to time.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted (subject to s.12).

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4.05 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.06 An Option may not be assigned or transferred.  During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

4.07 The Plan will limit the number of Shares that may be the subject of Options granted to Directors who are not employees or executive officers of the Company (collectively, "Non Employee Directors") so that such number of Shares, when combined with all of the Company's other securities compensation arrangements currently outstanding for the benefit of Non Employee Directors, will not exceed 1% of the outstanding number of Shares at any time and from time to time, provided that Shares issuable under Options and any other outstanding securities compensation arrangements which have been granted to:

(a) any Director who was a not a Non Employee Director at the time of grant of Options but who subsequently became a Non Employee Director; and

(b) any Director who was a Non Employee Director at the time of grant of Options but subsequently becomes not a Non Employee Director shall, in either such case, be excluded from the said calculation of 1% of the outstanding number of Shares at any time and from time to time issuable under the Plan.

4.08 The Plan will limit the aggregate annual value of Options that may be granted to each Non Employee Director under the Plan and any other security based compensation arrangements established or maintained by the Company so that such value does not exceed U.S.$150,000 per Non Employee Director per financial year of the Company, of which no more than U.S.$100,000 may be in the form of Options.  The value of each Option shall be determined by the valuation method used by the Company, as disclosed in the Company's last publicly filed financial statements before the grant of the Option.

5. Term of Option

5.01 The maximum term of any Option will be 10 years.

5.02 An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and stock TSE policies.  Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan.  A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.03 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.04 A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6. Option Price

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the "Option Price") will not be lower than the last closing price of the Shares on the TSE ("Market Price") before the date of granting of the Option.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

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6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. Share Appreciation Right

7.01 A participant may, as allowed under TSE Policies, if determined by the Board, have the right (the "Right"), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price.  No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

8. Death

8.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9. Changes in Shares

9.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have, upon exercise of an Option, the benefit of any stock dividend declared (other than ordinary course dividends declared and payable in Shares) during the period within which the said Optionee held his Option.  Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

10. Cancellation of Options

10.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSE.

11. Amendment or Discontinuance

11.01 The Board may alter, suspend or discontinue the Plan or any Option subject to the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or

(b) decrease the Option Price for insiders except as provided in Section 12.  Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12. Shareholder Approval Requirements

12.01 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under option to Insiders (as defined under TSE policies) and issued to Insiders under any other security based compensation arrangements of the Company within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares reserved for issuance pursuant to Options granted to Insiders and issuable to Insiders under any other security based compensation arrangements of the Company may exceed, at any one time, 10% of the outstanding common share capital of the Company.

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12.03 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

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12.04 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period.

12.05 The approval of the shareholders of the Company must be obtained for any of the following amendments to be made to the Plan or to any Option subject to the Plan:

(a) reducing the Option Price for an Option granted under the Plan or cancelling and re granting an Option or other entitlements of Optionees (whether or not the Optionee is an Insider of the Company);

(b) extending the term of an Option beyond the original expiry date of the Option (whether or not the Optionee is an Insider of the Company);

(c) permitting Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(d) amending section 11 of the Plan (the Plan's amendment provision);

(e) amending the Plan to either remove or restrict provisions relating to Non Employee Director participation in the Plan; and

(f) any other amendment which requires shareholder approval under the rules of the TSE or the New York Stock Exchange, as applicable.

13. Interpretation

13.01 The Plan will be construed according to the laws of the Province of British Columbia.

14. Liability

14.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15. Vesting

15.01 The Committee may determine a periodic vesting schedule as it determines.

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16. Takeover Offer

16.01 If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer.  Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer, as applicable.  For greater certainty, however, if, for any reason:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise or, in the case of Section 16.01(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 16, the Company will immediately refund the exercise price to the Optionee for such Shares.

17. Acceleration of Expiry Date

17.01 If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

18. Effect of a Change of Control

18.01 If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee only if the Plan is not continued by the successor entity.  If the Plan is continued, then accelerated vesting of Options will only occur if the participant is "terminated without cause" within 6 months from the date of the Change of Control.

18.02  "Change of Control" means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.  "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted under Section 1.9 of Multilateral Instrument 62 104-Take Over Bids and Issuer Bids adopted by the British Columbia Securities Commission.

19. TSE Policy Applies

The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSE and any securities commission having authority, and the Policies of the TSE will be deemed to be incorporated into and become a part of the Plan.  In the event of an inconsistency between the provisions of the Policies of the TSE and of the Plan, the provisions of the Policies of the TSE will govern.

20. Cancellation and Re-granting of Options

The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE.

21. Retirement

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21.01 Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

22. United States Matters

22.01 Unless a registration statement on Form S-8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon exercise of Options (the "Registration Statement"), neither the Options which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the exercise of Options have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Optionee that is in the "United States" or a "U.S. Person" (in each case as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") shall by acceptance of the Options be deemed to represent, warrant, acknowledge and agree that:

(a) the Optionee is acquiring the Options and any Shares acquired upon the exercise of such Options as principal and for the account of the Optionee for investment purposes only;

(b) in granting the Options and issuing the Shares to the Optionee upon the exercise of such Options, the Company is relying on the representations and warranties of the Optionee contained in this Plan relating to the Options to support the conclusion of the Company that the granting of the Options and the issue of Shares upon the settlement of such Options do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c) the Optionee will not attempt to effect any offer, sale or disposition of the Shares owned by the Optionee and acquired pursuant to the exercise of such Options or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(d) unless a Registration Statement is effective under the U.S. Securities Act registering the exercise of the Options and the issuance of the Shares, each certificate representing Shares issued upon the exercise of such Options to such Optionee shall bear a restrictive legend under the U.S. Securities Act implementing the above restrictions on transfer; and

(e) the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Optionee pursuant to the exercise of such Options shall be transferred unless the provisions of this Plan have been complied with.

22.02 The Company intends that any Options granted to an Optionee subject to the U.S. Internal Revenue Code of 1986, as amended (the "Code") be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, none of the Company and any of its Subsidiaries and their officers or employees represents or guarantees that Options will be exempt from, or compliant with, Section 409A of the Code, and the Optionee remains liable for all taxes, penalties and interest that may arise in connection with the Options and Shares issued pursuant to exercise of the Options.  Further, in the event any Option grant is subject to Section 409A of the Code, the Board may, in its sole discretion and without an Optionee's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Option grant from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Options, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

22.03 The U.S. Addendum (attached to the Plan ) forms part of the Plan.  The U.S. Addendum will apply to awards, including Options and Rights, granted under the Plan to U.S. Participants (as defined in the U.S. Addendum).

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U.S. ADDENDUM

TO ENDEAVOR SILVER CORP. STOCK OPTION PLAN

1. Definitions. The following definitions will apply solely for purposes of this U.S. Addendum. Capitalized terms not defined herein shall have the meaning ascribed to them under the Plan.

(a) "Affiliated Entity" means an entity in which the Company has a direct or indirect controlling interest, as determined under United States Treasury Regulation 1.409A 1(b)(5)(iii)(E)(1).

(b) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(c) "Disability" means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term "Disability" is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(d) "Fair Market Value" means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the last closing price of the Company's Shares on the TSE (or, if the Shares are no longer listed for trading on the TSE, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the date the Shares are to be valued.

(e) "Grant Date" means, with respect to any Option, (i) the date on which the Board makes the determination to grant such Option and has completed the actions necessary to grant the Option and create a legally binding right in the U.S. Participant, including specifying the Optionee, the number of Shares subject to such Option  and the exercise price, or (ii) any later date specified by the Board.

(f) "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" pursuant to section 422 of the Code.

(g) "ISO Employee" means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(h) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

(i) "Parent" means any present or future "parent corporation" of the Company, as such term is defined in Section 424(e) of the Code.

(j) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term "Subsidiary" is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(k) "U.S. Participant" means a participant in the Plan who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and any other person whose awards under the Plan are subject to income tax under the Code.

(l) "10% Shareholder" means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

2. Terms and Conditions Applicable to Options and Rights Granted to U.S. Participants.  In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to Options and Rights granted to a U.S. Participant.

(a) For awards to U.S. Participants, Options and Rights only may be awarded to only employees of the Company or an Affiliated Entity.

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(b) The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be a Nonqualified Stock Option.

(c) The number of Shares available for granting Incentive Stock Options under the Plan may not exceed 4,000,000. For greater certainty, such number of Shares is a subset of, and not in addition to, the maximum number of Shares reserved for issuance pursuant to the Plan.

(d) Any adjustment, amendment or termination of outstanding Options or Rights granted to U.S. Participants will be undertaken in a manner that complies with Section 409A of the Code and applicable regulations, to the extent they are applicable.

(e) In addition to the other provisions of this Plan, the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an ISO Employee (including a director or officer who is also an ISO Employee) of the Company (or any Subsidiary of the Company);

(ii) The extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds U.S.$100,000 or any limitation subsequently set forth in section 422(d) of the Code, such excess shall be considered Nonqualified Stock Options;

(iii) The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option; provided, however, that, in the case of the grant of an  Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option;

(iv) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(v) To the extent that an Incentive Stock Option is not exercised on or prior to the date that is three (3) months following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. Notwithstanding the foregoing, if a U.S. Participant's termination of employment is due to Disability, to the extent that an Incentive Stock Option is not exercised on or prior to the date that is one year following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. For greater certainty, the limitations in this paragraph govern the U.S. federal income tax treatment of an outstanding Option and whether it will continue to qualify as an Incentive Stock Option. Nothing in this paragraph shall have the effect of extending the period during which an Option otherwise may be exercised pursuant to its terms. For purposes of this paragraph, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Committee that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any  Subsidiary;

(vi) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

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(vii) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged or hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution;

(viii) No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan (as amended) is adopted by the Board or the date this Plan (as amended) is approved by the shareholders of the Company; and

(ix) In the event that the Plan (as amended), including this U.S. Addendum, is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which the Plan (as amended), including this U.S. Addendum, is adopted by the Board, an Incentive Stock Option granted under the Plan will automatically be deemed to be a Nonqualified Stock Option.

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(f) The Company intends that any Options be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, in the event any award is subject to Section 409A of the Code, the Board may, in its sole discretion and without a U.S. Participant's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any award from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Option, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

(g) The Company shall have no liability to any U.S. Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409

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APPENDIX C

ENDEAVOUR SILVER CORP.

EQUITY-BASED SHARE UNIT PLAN

(as approved by the Board of Directors to be effective March 23, 2021,

subject to applicable regulatory and shareholder approvals)

1. PURPOSE

The purpose of this Plan is to attract, retain and reward those Eligible Persons who are expected to contribute significantly to the success of the Company, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company's shareholders and, in general, to further the best interests of the Company.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In this Plan, except as otherwise expressly provided or unless the context otherwise requires, capitalized words and terms will have the following meanings:

(a) "Applicable Withholding Taxes" means any and all taxes and other source deductions or other amounts which the Company may be required by law to withhold in connection with the grant, vesting, exercise or settlement of any Award, hereunder;

(b) "Alternative Award" has the meaning set out in section 12.2(a);

(c) "Award" means any award of Share Units or Deferred Share Units granted under this Plan;

(d) "Award Agreement" means any written agreement, contract or other instrument or document evidencing the terms and conditions on which an Award has been granted under this Plan;

(e) "Blackout Period" means, with respect to any Participant, the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by such Participant or during which such Participant is prohibited by the insider trading provisions of applicable securities legislation from trading in securities of the Company;

(f) "Board" means the board of directors of the Company; provided, however, that if the board of directors delegates or appoints a committee of the Company to perform some or all of the Board's administrative functions under this Plan, references in this Plan to the "Board" will be deemed to also refer to that committee in connection with matters to be performed by that committee;

(g) "Broker" has the meaning set out in section 7.2(b)(i);

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(h) "Business Day" means a day on which banks are open for business in Vancouver, British Columbia, but does not include a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(i) "Cash Settlement Procedures" mean the procedures to settle Share Units and Deferred Share Units in cash as outlined in sections 7.2 and 10.2.

(j) "Cause" means, with respect to a particular Employee:

(i) "cause" as such term is defined in the employment or other written agreement between the Company and the Employee; or

(ii) if (i) does not apply, "cause" as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual's employment without notice or pay in lieu thereof;

(k) "Change in Control" means:

(i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated Person,

(ii) an amalgamation, arrangement, merger, reorganization or other business combination pursuant to which the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction,

(iii) the sale of all of the Shares to an unrelated Person, or

(iv) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (other than the Company or a Person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities pursuant to a takeover bid or tender offer made directly to the Company's securityholders;

(l) "CIC Date" has the meaning set out in section 12.2(b);

(m) "Code" means the United States Internal Revenue Code of 1986, as amended;

(n) "Company" means Endeavour Silver Corp., and includes its affiliated entities, if the context so requires, and any successor company thereto;

(o) "Consultant" means a person, other than an Employee, Executive Officer or Director of the Company or of a subsidiary of the Company, that:

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(i) is engaged to provide services to the Company or a subsidiary of the Company, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract with the Company or a subsidiary of the Company;

(iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company; and

(iv) has a relationship with the Company or a subsidiary of the Company that enables the person to be knowledgeable about the business and affairs of the Company or a subsidiary of the Company,

 and includes:

(v) for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner; and

(vi) for a consultant that is not an individual, an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company

(p) "Date of Grant" means, for any Award, the date specified by the Board at the time it grants the Award or, if no such date is specified, the actual date upon which the Award was granted;

(q) "Deferred Fees" has the meaning set out in section 9.11(a);

(r) "Deferred Share Unit" means a share unit for which payment is subject to the Participant's Termination;

(s) "Director" means a member of the Board;

(t) "Disability" means, unless otherwise defined in the Participant's employment agreement, any incapacity or inability by the Participant, including any physical or mental incapacity, disease or affliction of the Participant as determined by a qualified medical practitioner or by a court, which has prevented the Participant from performing the essential duties of the Participant (taking into account reasonable accommodation by the Company) for a continuous period of 180 days or for any cumulative period of 365 days in any 18 consecutive months period;

(u) "Election Notice" has the meaning set out in section 9.11(c);

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(v) "Eligible Person" means an Employee, an Executive Officer or Consultant and, for the purposes of the Deferred Share Unit component only, includes a Non Employee Director, each as determined by the Board in its absolute discretion;

(w) "Employee" means:

(i) an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(x) "Exchanges" means the TSX and NYSE, collectively;

(y) "Executive Officer" means an individual who is (a) a chair, vice chair or president of the Company or of a subsidiary of the Company, (b) a vice president in charge of a principal business unit, division or function of the Company or of a subsidiary of the Company, including sales, finance or production, or (c) performing a policy making function in respect of the Company or a subsidiary of the Company;

(z) "Insider" means an "insider" as defined by the TSX Company Manual, as amended from time to time;

(aa) "Market Price" means, with respect to any particular date, the volume weighted average trading price for the Shares on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX) on the five Trading Days immediately preceding the date.  If the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(bb) "Material Information" means any information relating to the business and affairs of the Company that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company's listed securities;

(cc) "Non Employee Director" means a Director who is neither an Employee nor an Executive Officer of the Company;

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(dd) "NYSE" means New York Stock Exchange or, if the Shares are not then listed and posted for trading on NYSE, any reference to NYSE herein should be interpreted as referring to such stock exchange or trading market in the United States on which the Shares are listed and posted for trading or quoted as may be selected for such purpose by the Board;

(ee) "Participant" means an Eligible Person designated to be granted an Award under this Plan;

(ff) "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(gg) "Plan" means this Equity Based Share Unit Plan, as the same may from time to time be supplemented or amended;

(hh) "Redemption Date" has the meaning set out in section 9.5;

(ii) "Redemption Notice" has the meaning set out in section 9.5;

(jj) "Resignation for Good Reason" means, in the context of a Change in Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect for more than 30 days after written notification by the Participant to the Company (such notification to be made within a period not to exceed 90 days from the initial existence of the condition):

(i) a material diminution in the Participant's duties, or responsibilities, or assignment to the Participant of duties not commensurate with the Participant's position;

(ii) a reduction in the salary (other than pursuant to an across the board reduction applicable to all similarly situated Participants);

(iii) any requirement by or directive from the Company or any of its affiliates that the Participant relocate the Participant's principal residence; or

(iv) if applicable, any other material breach of a provision of an employment agreement by the Company;

(kk) "Retainer Fees" means the cash award portion of a Director's annual fees payable in respect of serving as a Director, including the annual Board retainer fees, annual Board committee retainer fees, meeting attendance fees, and supplemental fees for serving as chair of the Board or a Board committee;

(ll) "Retirement" means retirement from active service with the Company in accordance with the Company's policies in place from time to time, or, for the purposes of this Plan, with the consent of the relevant Executive Officer, as may be designated by the Board, upon the completion of such years of service as the Board may specify and in the case of a Consultant, retirement shall mean the end of term of service, as per the applicable consulting agreement;

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(mm) "Separation from Service" means a separation from service under Section 409A of the Code;

(nn) "Share Settlement Procedures" means the procedures to settle Share Units and Deferred Share Units in Shares as outlined in section 7.3 and 10.3.

(oo) "Share Unit" means any share unit, including a restricted share unit and performance share unit (but excluding a Deferred Share Unit) granted under section 6 of this Plan;

(pp) "Shares" means common shares in the capital of the Company;

(qq) "Terminated Deferred Remuneration" has the meaning set out in section 9.11(d);

(rr) "Termination" means the termination of the office or employ of a Participant with the Company, including the termination of Board assignment, termination of employment, death, Disability, a dismissal or Retirement;

(ss) "Termination Date" means the date on which a Termination occurs;

(tt) "Termination Notice" has the meaning set out in section 9.11(d);

(uu) "Trading Day" means any date on which TSX or NYSE, as the case may be, is open for the trading of Shares and on which Shares are actually traded;

(vv) "TSX" means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on TSX, any reference to TSX herein should be interpreted as referring to such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board;

(ww) "United States" means "United States" as defined under Regulation S of the U.S. Securities Act;

(xx) "U.S. Person" means a "U.S. person" as defined under Regulation S of the U.S. Securities Act;

(yy) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(zz) "U.S. Taxpayer" means a Participant that is subject to United States tax laws, including the Code;

(aaa) "Vesting Date" with respect to Awards of U.S Taxpayers means the date upon which the Award is no longer subject to a substantial risk of forfeiture, whether that occurs by virtue of the satisfaction of vesting conditions set forth in the Plan or Award Agreement, by virtue of the acceleration of vesting pursuant to the terms of the Plan, Award Agreement or other written agreement, or by virtue of the Board's exercise of discretion to waive vesting conditions or deem them to be satisfied; and

(bbb) "Vested Share Unit" has the meaning ascribed thereto in section 7.1.

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2.2 Certain Rules of Interpretation

In this Plan, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa and words importing any gender include any other gender;

(b) the term "including" means "including without limiting the generality of the foregoing"; and

(c) headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

3. ADMINISTRATION OF PLAN

3.1 Administration of Plan

Subject to Section 16, this Plan will be administered by the Board and the Board has the authority, in its discretion, to do the following (provided, however, that the "Board" for the purposes of sections 3.1(b) and 3.1(d) in connection with Awards for Executive Officers and Non Employee Directors shall be, in all instances, the Compensation Committee of the Board):

(a) determine the Eligible Persons to whom grants under this Plan may be made;

(b) make grants of Awards under the Plan (including any combination of Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, including, without limitation:

(i) the conditions under which Awards may be granted to Participants;

(ii) the number of Shares to be covered by any Award; and

(iii) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(c) establish the form or forms of Award Agreements;

(d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Board may consider appropriate in accordance with the provisions of this Plan;

(e) construe and interpret this Plan and all Award Agreements;

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(f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan;

(g) correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it deems necessary to carry out the intent of this Plan in accordance with the provisions of this Plan; and

(h) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan,

3.2 Decision of Board Final

Any decision made or action taken by the Board arising out of or in connection with the administration or interpretation of this Plan will be final and binding.

4. SHARES AVAILABLE FOR AWARDS

4.1 Shares Subject to this Plan

The aggregate maximum number of Shares that are issuable to settle Share Units and Deferred Share Units granted under this Plan (whether under the Share Settlement Procedures or the Cash Settlement Procedures) shall not exceed 1.5% of the aggregate number of Shares issued and outstanding from time to time, calculated on a non-diluted basis on the Date of Grant.

At all times, the Company will reserve and keep available a sufficient number of Shares to satisfy the requirements of all outstanding Awards granted under the Plan.

Subject to the rules of the Exchanges, for each Award that is settled, terminates, expires or is cancelled or forfeited, the Shares issued or reserved for each such Award will, to the extent of such settlement, termination, expiration, cancellation or forfeiture, be returned to the Plan reserve and again be available for issuance under this Plan.

4.2 Participation Limits

The grant of Awards under the Plan is subject to the following limitations:

(a) the aggregate number of Shares that are issuable at any time to Insiders pursuant to Awards under this Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Shares;

(b) the aggregate number of Shares that may be issued to Insiders under this Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Shares;

(c) the aggregate number of Shares reserved for issuance to any one person under this Plan and any other treasury-based compensation arrangement adopted by the Company must not exceed 5% of the then outstanding Shares (on a non-diluted basis); and

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(d) the number of Shares that are issuable to Non Employee Directors under this Plan and any other equity compensation plan of the Company, excluding Shares underlying Deferred Share Units issued to Directors in lieu of Retainer Fees and granted on a value for value basis with such Retainer Fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares at any time and from time to time or (ii) U.S.$150,000 worth of Shares annually per Participant who is a Non Employee Director, including other equity awards granted under any of the Company's other equity based compensation plans.

4.3 Adjustments

Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, share dividends to holders of Shares (other than dividends in the ordinary course) or other reorganization of the capital of the Company in accordance with the rules of the Exchanges. Any adjustments to this Plan and to Awards pursuant to this section 4.3 are subject to the review of the Exchanges. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

4.4 No Fractional Shares

No adjustment or substitution provided for in this section 4 will require the Company to issue a fractional share in respect of any Award and the total substitution or adjustment with respect to each Award will be limited accordingly. No fractional Shares may be purchased or issued under this Plan.

5. ELIGIBILITY

5.1 Eligibility

Any Eligible Person shall be eligible to be a Participant.

5.2 Change in Status

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

6. SHARE UNIT AWARDS

6.1 Grants

The Board is hereby authorized to award Share Units to Eligible Persons. Share Units will be subject to any combination of time based vesting or performance based vesting conditions as appropriate as the Board shall determine from time to time. The Board may modify performance goals relating to any Share Unit as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure.

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6.2 Restrictions and Vesting

A Share Unit Award will be subject to an Award Agreement containing time and/or performance based vesting conditions, timing of settlement and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine provided that no Share Unit granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the Share Unit was granted.

6.3 Share Unit Account

A bookkeeping account, to be known as the "Share Unit Account" shall be maintained by the Company for each holder of Share Units, in which the Company shall record all Share Units credited to each holder from time to time. The initial value of a Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Share Unit.

7. SETTLEMENT OF SHARE UNITS

7.1 Form of Payment

Unless otherwise set forth in the particular Award Agreement, the Board (or committee or person delegated by the Board for this purpose) may specify whether vested Share Units ("Vested Share Units") are to be subject to Cash Settlement Procedures or Share Settlement Procedures or a combination of both.  Where no settlement method has been so specified for the Vested Share Units by the time of their vesting, settlement shall be from treasury as provided in section 7.3 for Share Settlement Procedures.

7.2 Cash Settlement Procedures

For Cash Settlement Procedures for Vested Share Units in accordance with section 7.1, then either of the following shall apply, subject to section 7.4:

(a) Where the Board (or committee or person delegated by the Board for this purpose) specifies that the Vested Share Units shall be paid in cash from the Company's treasury, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units to be settled and (b) the Market Price as at the vesting date, net of Applicable Withholding Taxes; or

(b) Where the Board (or committee or person delegated by the Board for this purpose) specifies that the Vested Share Units shall be paid in net cash proceeds from the sale of the number of Shares to which the Participant is entitled, the following shall apply:

(i) the Company will instruct a licensed securities broker or dealer ("Broker") to sell the number of Shares to which the Participant is entitled;

(ii) the Company will issue the Shares in such name or names as is notified by the Broker such that the Broker is able to settle the sale of the Shares;

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(iii) the Broker will sell the Shares as promptly as reasonably possible after the Shares are issued by the Company and, in doing so, shall act in reasonable manner so as not to unduly affect the public trading market for such Shares and in order to achieve the best price reasonably possible under then prevailing market conditions;

(iv) upon completion of the sale of the Shares, the Broker will deliver the net proceeds achieved from the sale or sales (net of agreed brokerage costs and fees) to the Participant or the Company (as directed together with a statement of reasonable detail setting forth the sale prices achieved, costs and fees);

(v) the Company or the Broker (as applicable) shall be entitled to, and shall, withhold any Applicable Withholding Taxes required by law to be withheld from the net proceeds in accordance with section 14;

(vi) if only a portion of the Shares are instructed to be sold, then the Company will deliver a share certificate to the Participant concurrently with delivery of the net proceeds, such share certificate to be issued in accordance with the Share Settlement Procedures of section 7.3;

(vii) a Participant shall only be entitled to the amount of net cash received through the sale of Shares in the market, which may be more or less than the value of the Shares as at the date of vesting of the Share Units or the date the net proceeds from the sale are received by the Participant. Neither the Company nor the Broker guarantees any sale price for the Shares sold for the benefit of a Participant; and

(viii) a Broker may request that the Participant confirm that such person does not have knowledge of Material Information concerning the Company that has not been generally disclosed. Other than in respect of the foregoing communication, a Participant may not contact or otherwise communicate with the Broker.

7.3 Share Settlement Procedures

For Share Settlement Procedures for Vested Share Units in accordance with section 7.1, then the following shall apply, subject to section 7.4:

(a) the number of Shares that are issuable to the Participant on the relevant date shall be issued by the Company as fully paid Shares;

(b) for greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units on the relevant date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date, it being understood however that the Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all Vested Share Units;

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(c) fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Vested Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the Market Price as at the relevant vesting date of the fractional Vested Share Units, net of Applicable Withholding Taxes;

(d) as soon as reasonably practicable following each issuance of Shares to a Participant pursuant to this section 7.3 (or section 7.2(b)(vi) if applicable) , the Company will cause to be delivered to the Participant a certificate in respect of such Shares, provided that, if required by applicable law or the rules and policies of the Exchanges or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed; and

(e) any Shares issued under this Plan shall be considered as fully paid in consideration of past services rendered that are not less in value than the fair equivalent of money that the Company would have received if the Shares were issued for money.

7.4 Timing of Payment

The Company will make applicable payment by cash or by issue of the applicable Shares to the Participant or the Broker, as the case may be, within ten Business Days of the applicable vesting date of Share Units. If any cash payment or issuance of Shares under the terms of this Plan would otherwise occur during a Blackout Period, the date of such cash payment or issue date for such Shares shall be extended to the date which is ten Business Days following the end of such Blackout Period. For greater certainty, Share Units of U.S. Taxpayers will be settled/paid in all cases by March 15th of the year following the calendar year in which the Vesting Date occurred.

8. TREATMENT OF SHARE UNITS UPON TERMINATION

Subject to the terms and conditions in a Participant's written employment or consulting agreement with the Company, or unless otherwise determined by the Board, on termination of employment with, or cessation of services for, the Company, a Participant's Share Units shall be treated as provided in this section 8.

8.1 Termination for Cause

If the Participant's employment or service with the Company ceases by reason of a Termination for Cause, all Share Units, previously credited to such Participant's account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.

8.2 Death, Disability, Retirement, Resignation and Termination without Cause

If the Participant's employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Share Units, previously credited to a Participant's account which did not vest on or prior to the Participant's Termination Date shall be terminated and forfeited immediately as of the date of any such event. All Vested Share Units shall be settled in accordance with section 7.1.

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8.3 Forfeit of Rights

If a Participant's unvested Share Units are terminated or forfeited in accordance with section 8.1 or 8.2, the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.

9. DEFERRED SHARE UNITS

9.1 The Board is hereby authorized to grant Deferred Share Units to Eligible Persons.

9.2 The Board may subject the Deferred Share Unit Awards to time-based vesting conditions.

9.3 A Deferred Share Unit Award will be subject to an Award Agreement containing, if applicable, any time vesting conditions and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine; provided that no Shares shall be payable prior to the Participant's Termination nor after December 31st  of the year following the year of the Participant's Termination.

9.4 Subject to the terms hereof, vested Deferred Share Units will be redeemable and the value thereof payable after the Participant's Termination.

9.5 Except for U.S. Taxpayers, a Participant may, following the Participant's Termination, cause the Company to redeem vested Deferred Share Units held by the Participant by filing a notice of redemption in the form of Schedule B hereto (the "Redemption Notice") with the Company's Chief Financial Officer, specifying the number of Deferred Share Units to be redeemed and a date of redemption (the "Redemption Date") which shall not be later than December 1st of the year following the year of the Participant's Termination. No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public. For greater certainty, a U.S. Taxpayer will not be permitted to submit a Redemption Notice or to elect a Redemption Date pursuant to this section 9.5.  The Redemption Date for U.S. Taxpayers shall be the date of the Participant's Separation from Service, provided that, if the U.S. Taxpayer is a "specified employee" within the meaning of Section 409A of the Code at the time of the Participant's Separation from Service, the Redemption Date shall be the first day of the seventh month following the Separation from Service, or, if earlier, the date of the U.S. Taxpayer's death.

9.6 Should a Participant who is not a U.S. Taxpayer fail to file one or more notices of redemption for all Deferred Share Units held by the Participant prior to December 1st of the year following the year of the Participant's Termination or should the Redemption Date chosen by the Participant be after such date, the Participant shall be deemed to have elected to choose such date as Redemption Date for all Deferred Share units not yet redeemed.

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9.7 If a Participant who is not a U.S. Taxpayer dies after the date of Termination, but before filing a Redemption Notice with the Company, sections 9.5 and 9.6 shall apply with such modifications as the circumstances require.

9.8 The aggregate value of the vested Deferred Share Units so redeemed will be settled within ten Business Days after the Redemption Date set forth in the Redemption Notice submitted by a Participant who is not a U.S. Taxpayer in accordance with section 10.

9.9 A Redemption Notice shall either apply to all vested Deferred Share Units held by the Participant who is not a U.S. Taxpayer at the time it is filed or apply to a specific tranche of vested Deferred Share Units, as indicated by the Participant, provided however that redemption may only be carried out in a maximum of two tranches.

9.10 A bookkeeping account, to be known as the "Deferred Share Unit Account", shall be maintained by the Company for each holder of Deferred Share Units and the Company shall record in such Deferred Share Unit Account all Deferred Share Units credited to each holder from time to time. The initial value of a Deferred Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Deferred Share Unit.

9.11 Retainer Fees

(a) Unless otherwise determined by the Board, for Retainer Fees payments made to Directors, Directors may elect to receive all or part of their Retainer Fees in the form of Deferred Share Units issued hereunder (the "Deferred Fees"). Where the Director has elected to receive such Deferred Fees, the last day of the Company's quarterly financial period in which applicable Retainer Fees were earned shall be deemed the Date of Grant.

(b) The Award of Deferred Share Units shall be equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Fees, by (ii) the Market Price on the Date of Grant.

(c) Any Director who wishes to receive Deferred Share Units pursuant to section 9.11(a) will be required to file a notice of election, in the form provided in Schedule A (the "Election Notice"), with the Company's Chief Financial Officer, in which such Director will indicate the percentage of the Retainer Fees in respect of which such Director elects to receive Deferred Share Units. Such Election Notice must be filed at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Participant, failing which the last Election Notice submitted in compliance with this section 9.11(c) shall continue to apply. The Election Notice of a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the compensation will be performed.

(d) Each Director is entitled, at any time, to choose to cease receiving part or all of the Director's Retainer Fees in the form of Deferred Share Units (the "Terminated Deferred Remuneration") in a financial year by filing with the Company's Chief Financial Officer a notice of termination, in the form provided in Schedule C at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Director (the "Termination Notice"). Such Terminated Deferred Remuneration shall be terminated with effect as of and from the first date on which the applicable Retainer Fees would otherwise have been earned in respect of a financial year starting at least ten days after the Termination Notice is filed. In the case where a Director files the Termination Notice after such prescribed period of ten days, it will only take effect in respect of financial years starting at least ten days after the Termination Notice is filed. A Termination Notice filed by a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the Retainer Fees will be performed. Any Deferred Share Units credited to the account of a Director who has filed a Termination Notice shall remain in such account and will be redeemable only in accordance with the terms of this Plan.

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(e) No Participant shall file an Election Notice or a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.

(f) In addition to and notwithstanding the foregoing, the Board may at its sole discretion (i) require a Director to defer part or all of its Retainer Fees pursuant to this section 9.11, provided that with respect to U.S. Taxpayers any such unilateral decision by the Board will apply only to compensation that has not yet been earned; or (ii) decide to cease payments of Retainer Fees in the form of Deferred Share Units and revert back to cash payments of Retainer Fees, provided that with respect to U.S. Taxpayers, any such decision will apply to Retainer Fees earned in the calendar year beginning after such determination is made.  For greater certainty, if a Director who is a U.S. Taxpayer has timely elected to receive Retainer Fees earned during a calendar year (the "Deferral Year") in Deferred Share Units, any decision by the Board to discontinue payment in Deferred Share Units and revert back to cash payments will not apply until the calendar year immediately following the Deferral Year.

9.12 Subject to the terms and conditions in a Participant's written employment or consulting agreement with the Company, or unless otherwise determined by the Board, upon Termination, unvested Deferred Share Units shall be treated as follows:

(a) Termination for Cause. If the Participant's employment or service with the Company ceases by reason of a Termination for Cause, all Deferred Share Units, previously credited to such Participant's account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.

(b) Death, Disability, Retirement, Resignation and Termination without Cause. If the Participant's employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Deferred Share Units, previously credited to a Participant's account which did not vest on or prior to the Participant's Termination Date shall be terminated and forfeited immediately as of the date of any such event. All vested Deferred Share Units shall be settled in accordance with section 10.

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(c) If a Participant's unvested Deferred Share Units are terminated or forfeited in accordance with sections 9.12(a)and 9.12(b), the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Deferred Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.

10. SETTLEMENT OF DEFERRED SHARE UNITS

10.1 Form of Payment

Unless otherwise set forth in the particular Award Agreement, the Board (or committee or person delegated by the Board for this purpose) may specify whether vested Deferred Share Units are to be subject to Cash Settlement Procedures or Share Settlement Procedures or a combination of both.  Where no settlement method has been so specified for the vested Deferred Share Units by the time of their vesting, settlement shall be from treasury as provided in section 10.3 for Share Settlement Procedures.

10.2 Cash Settlement Procedures

For Cash Settlement Procedures for Vested Share Units in accordance with section 10.1, then either of the following shall apply, subject to section 10.4:

(a) Where the Board (or committee or person delegated by the Board for this purpose) specifies that the vested Deferred Share Units shall be paid in cash from the Company's treasury, the payment will be equal to the product that results by multiplying (a) the number of vested Deferred Share Units to be settled and (b) the Market Price as at the relevant Redemption Date net of Applicable Withholding Taxes; or

(b) Where the Board (or committee or person delegated by the Board for this purpose) specifies that the vested Deferred Share Units shall be paid in net cash proceeds from the sale of the number of Shares to which the Participant is entitled, the following shall apply:

(i) the Company will instruct a Broker to sell the number of Shares to which the Participant is entitled;

(ii) the Company will issue the Shares in such name or names as is notified by the Broker such that the Broker is able to settle the sale of the Shares;

(iii) the Broker will sell the Shares as promptly as reasonably possible after the Shares are issued by the Company and, in doing so, shall act in reasonable manner so as not to unduly affect the public trading market for such Shares and in order to achieve the best price reasonably possible under then prevailing market conditions;

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(iv) upon completion of the sale of the Shares, the Broker will deliver the net proceeds achieved from the sale or sales (net of agreed brokerage costs and fees) to the Participant or the Company (as directed together with a statement of reasonable detail setting forth the sale prices achieved, costs and fees);

(v) the Company or the Broker (as applicable) shall be entitled to, and shall, withhold any Applicable Withholding Taxes required by law to be withheld from the net proceeds in accordance with section 14;

(vi) if only a portion of the Shares are instructed to be sold, then the Company will deliver a share certificate to the Participant concurrently with delivery of the net proceeds, such share certificate to be issued in accordance with the Share Settlement Procedures of section 10.3;

(vii) a Participant shall only be entitled to the amount of net cash received through the sale of Shares in the market, which may be more or less than the value of the Shares as at the date of vesting of the Deferred Share Units, the Redemption Date of the Deferred Share Units, or the date the net proceeds from the sale are received by the Participant. Neither the Company nor the Broker guarantees any sale price for the Shares sold for the benefit of a Participant; and

(viii) a Broker may request that the Participant confirm that such person does not have knowledge of Material Information concerning the Company that has not been generally disclosed. Other than in respect of the foregoing communication, a Participant may not contact or otherwise communicate with the Broker.

10.3 Share Settlement Procedures

For Share Settlement Procedures for vested Deferred Share Units in accordance with section 10.1, then the following shall apply, subject to section 10.4:

(a) the number of Shares that are issuable to the Participant on the relevant date shall be issued by the Company as fully paid Shares;

(b) for greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of vested Deferred Share Units on the relevant date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date, it being understood however that the Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all vested Deferred Share Units;

(c) fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional vested Deferred Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the Market Price as at the relevant vesting date of the fractional vested Deferred Share Units, net of Applicable Withholding Taxes;

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(d) as soon as reasonably practicable following each issuance of Shares to a Participant pursuant to this section 10.3 (or section 10.2(b)(vi) if applicable) , the Company will cause to be delivered to the Participant a certificate in respect of such Shares, provided that, if required by applicable law or the rules and policies of the Exchanges or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed; and

(e) any Shares issued under this Plan shall be considered as fully paid in consideration of past services rendered that are not less in value than the fair equivalent of money that the Company would have received if the Shares were issued for money.

10.4 Timing of Payment

The Company will make applicable payment by cash or by issue of the applicable Shares to the Participant or the Broker, as the case may be, within ten Business Days of the applicable Redemption Date set out in the Participant's Redemption Notice or, with respect to U.S. Taxpayers, as defined in section 9.5 of the Plan.  If any cash payment or issuance of Shares under the terms of this Plan would otherwise occur during a Blackout Period, the date of such cash payment or issue date for such Shares shall be extended to the date which is ten Business Days following the end of such Blackout Period.

11. ADDITIONAL SHARE UNIT AND DEFERRED SHARE UNIT AWARD TERMS

11.1 Dividend Equivalents

Unless otherwise determined by the Board and set forth in the particular Award Agreement, Share Units and Deferred Share Units shall be credited with dividend equivalents in the form of additional Share Units or Deferred Share Units, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Upon the Company paying a dividend on the Shares, the number of Share Units or Deferred Share Units in a Participant's Account shall be increased by a number equal to: (i) the amount of the dividend paid per Share multiplied by (ii) the number of Share Units or Deferred Share Units in the Participant's Account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's accounts shall vest in proportion to the Share Units or Deferred Share Units to which they relate. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

12. CHANGE IN CONTROL PROVISIONS

12.1 Double Trigger

Notwithstanding anything to the contrary contained in the Plan or in an Award Agreement but subject to section 12.2 hereof, if the Company terminates a Participant's employment for reasons other than for Cause or a Participant submits a Resignation for Good Reason within 12 calendar months after a Change in Control:

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(a) each vested and exercisable Award or Alternative Award then held by the Participant shall remain exercisable for a period of 12 calendar months from the date of Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shall expire; and

(b) each unvested and unexercisable Award or Alternative Award then held by the Participant shall become exercisable upon such Termination or Resignation for Good Reason and shall remain exercisable for a period of 12 calendar months from the date of such Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shall expire.

Notwithstanding the foregoing, the time of settlement of Share Units of U.S. Taxpayers will be governed by section 7.4 and the Redemption Date for Deferred Share Units of U.S. Taxpayers will be governed by section 9.5.

12.2 Treatment of Awards

Subject to the terms and conditions in a Participant's written employment agreement with the Company, the treatment of Awards on the occurrence of a Change in Control shall be as follows:

(a) In the event of a Change in Control, and except as otherwise provided by the Board in an Award Agreement or by resolution, the Board shall take commercially reasonable efforts to have Awards, whether vested or unvested, continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity, as determined by the Board in its absolute discretion (each being an "Alternative Award") and, with respect to Awards of U.S. Taxpayers, in a manner than complies with Section 409A of the Code, and such Alternative Awards shall not immediately vest solely as a result of the Change in Control.

(b) If the Board is unable to cause Awards to be treated in accordance with section 12.2(a), then the Board shall take commercially reasonable efforts to cause all unvested Awards as at the effective date of the Change in Control (the "CIC Date") to vest immediately prior to time of the Change in Control and any performance metrics will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

13. NON-TRANSFERABILITY OF AWARDS; UNFUNDED PLAN

A Participant may not sell, assign or otherwise dispose of any Award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates. As a condition to any permitted transfer upon the death of a Participant, such transfer must comply with applicable securities laws and the transferee of Awards must execute and deliver to the Company a written acknowledgment that such transferee will be subject to the terms and conditions of the Plan and, if applicable, the Election Notice. The Plan shall be unfunded.  The Company's obligations under the Plan shall constitute a general unsecured obligation and, in the event of the Company's insolvency, Participants' rights with respect to Awards shall be no greater than the rights of the Company's creditors.

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14. TAX MATTERS

 The Participant will be solely responsible for paying any Applicable Withholding Taxes arising from the grant, vesting, exercise or settlement of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding anything else contained herein, the Company shall have the power and right to deduct or withhold, or require a Participant as a condition to receiving Shares or cash, as applicable, on the exercise or vesting of an Award, as applicable, to remit to the Company the required amount to satisfy, in whole or in part, the Applicable Withholding Taxes.

15. CONDITIONS

15.1 Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company's obligation to issue Shares to a Participant pursuant the granting of any Award will be subject to, if applicable:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) any shareholder approvals or other regulatory approvals or approvals required under the rules of the Exchanges; and

(c) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

16. SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

16.1 Amendments Not Requiring Shareholder Approval

Subject to the rules of the TSX, applicable law and section 16.2, the Board may, without shareholder approval, amend or suspend any provision of this Plan, or terminate this Plan, or amend the provisions of any Award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and section 16.2, the Board may make the following types of amendments to this Plan or any Awards without seeking security holder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

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(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchanges);

(c) changes to the vesting provisions or other restrictions applicable to any Award, Award Agreement or this Plan;

(d) changes to the provisions of this Plan, any Award or Award Agreement relating to the expiration of Awards, provided that the changes do not entail an extension beyond the original expiry date of such Award;

(e) the cancellation of an Award;

(f) amendments necessary to suspend or terminate this Plan; or

(g) any other amendment to the Plan or any Awards that does not require shareholder approval under the rules of the Exchanges.

16.2 Amendments Requiring Shareholder Approval

Approval of the holders of the voting shares of the Company shall be required for any amendment that:

(a) removes or exceeds the limits in this Plan on participation by Insiders;

(b) increases the maximum number of Shares issuable, either as a fixed number or a fixed percentage of the Company's outstanding capital;

(c) amends the Plan so as to permit grants of Share Units to Non Employee Directors or amendments that increase limits previously imposed on Non Employee Director participation;

(d) allows for the transfer or assignment of Awards other than as provided for in section 13;

(e) amends the amendment provisions of this Plan; or

(f) otherwise requires shareholder approval under the rules of the Exchanges, as applicable.

17. COMPLIANCE WITH LAWS

17.1 Compliance with Laws

(a) This Plan, the grant and exercise of Awards under this Plan and the Company's obligation to issue Shares on the exercise of Awards will be subject to all applicable federal and provincial or foreign laws, rules and regulations and the rules of any applicable regulatory authority (including, without limitation, the rules, regulations and policies of the Exchanges). No Award will be granted and no Shares will be issued under this Plan where such grant or issue would require registration of this Plan or of such Shares under the securities laws of any foreign jurisdiction and any purported grant of any Award or issue of Shares in violation of this provision will be void. Shares issued to Participants pursuant to the exercise of Awards may be subject to limitations on sale or resale under applicable securities laws.

(b) U.S. Securities Laws

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Unless a registration statement on Form S 8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon settlement of Awards (the "Registration Statement"), neither the Awards which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the settlement of Awards have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Participant who is in the United States or a U.S. Person shall, by acceptance of the Awards, be deemed to represent, warrant, acknowledge and agree that:

(i) the Participant is acquiring the Awards and any Shares acquired upon the settlement of such Awards as principal and for the account of the Participant for investment purposes only;

(ii) in granting the Awards and issuing the Shares to the Participant upon the settlement of such Awards, the Company is relying on the representations and warranties of the Participant contained in this Plan relating to the Awards to support the conclusion of the Company that the granting of the Awards and the issue of Shares upon the settlement of such Awards do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(iii) the Participant will not attempt to effect any offer, sale or disposition of the Shares owned by the Participant and acquired pursuant to the settlement of such Awards or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(iv) unless a Registration Statement is effective under the U.S. Securities Act registering the settlement of the Awards and the issuance of the Shares, each certificate representing Shares issued upon the settlement of such Awards to such Participant shall bear a restrictive legend under the U.S. Securities Act implementing the above restrictions on transfer; and

(v) the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Participant pursuant to the settlement of such Awards shall be transferred unless the provisions of this Plan have been complied with.

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(c) The Company intends that Share Units granted under the Plan to U.S. Taxpayers  be exempt from Section 409A of the Code under the United States Treasury Regulation Section 1.409A-1(b)(4) with settlement/payment required within the short-term deferral period as provided in the Plan, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Share Units. Notwithstanding the Company's intention, in the event any Share Unit is subject to Section 409A of the Code, the Board may, in its sole discretion and without a Participant's prior consent, amend this Plan and/or outstanding Award Agreements, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Share Units from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Awards, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Award. The Company intends that any Deferred Share Units awarded to U.S. Taxpayers will comply with Section 409A of the Code. To the extent that such a Deferred Share Unit would become payable as a result of a Change in Control, settlement/payment will occur only if such Change in Control constitutes a "change in control event" as contemplated by United States Treasury Regulation Section 1.409A-3(i)(5)(i).  If settlement or payment with respect to Awards of U.S. Taxpayers is paid in installments, each installment shall be treated as a separate payment for purposes of Section 409A of the Code. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Awards are exempt from or comply with Section 409A of the Code. Although the Company intends that Awards to U.S. Taxpayers will be exempt from, or will comply with, Section 409A of the Code, neither the Company or its affiliated entities, nor any of their officers, directors, or employees, make any representation or guarantee of such exemption or compliance, and the U.S. Taxpayer or the U.S. Taxpayer's estate, as the case may be, remain solely responsible for the payment of all taxes, penalties and interest that may arise as a result of Awards under the Plan.

18. GENERAL

18.1 No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Shares reserved for the purpose of any Award.

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18.2 No Effect on Employment

Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or affect in any way the right of the Company to terminate the Participant's employment at any time.

18.3 No Warranty as to Share Price

The Company makes no representation or warranty as to the future market value of any Share distributed pursuant to this Plan.

18.4 Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of the Company's policies.

18.5 Notices

Any notice to be given to the Company pursuant to the provisions of this Plan must be given by either delivery or by registered mail, postage prepaid, and addressed, if to the Company, to the Chief Financial Officer, and, if to a Participant, to the Participant's address contained in the Company's personnel records or at such other address as such Participant may from time to time designate in writing to the Company. Any such notice will be deemed given or delivered on the Business Day of delivery or three Business Days after the date of mailing, respectively.

18.6 Applicable Law

This Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.7 Invalid Provisions

If any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

Approved by Compensation Committee: March 23, 2021

Approved by Board of Directors: March 23, 2021

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Schedule A

Endeavour Silver Corp.

Equity-Based Share Unit Plan

(the "Plan")

ELECTION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby elect to participate in the Deferred Share Unit component of the Plan in respect of ______% of my quarterly Retainer Fees (up to a total elected percentage of 100% of the quarterly Retainer Fees).

I confirm that:

1. I have received and reviewed a copy of the Plan and agree to be bound by it.

2. I understand that I will not be able to cause the Company to redeem the Deferred Share Units until I cease to act as a Director.

Date	(Signature of Participant)

(Print Name of Participant)

Note: No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public.

This Election Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, failing which the last Election Notice duly submitted shall continue to apply.

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Schedule B

Endeavour Silver Corp.

Equity-Based Share Unit Plan

(the "Plan")

REDEMPTION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby advise the Company that I wish the Company to redeem [select the applicable choice]:

□ all; or

□                                                                    [indicate number or percentage of tranche] of this

☐ first / ☐ second tranche of vested Deferred Share Units credited to my account under the Deferred Share Unit component of the Plan. I hereby confirm that as at the date hereof, I am not in possession of any Material Information not disclosed to the public.

Date	(Signature of Participant)

(Print Name of Participant)

Note: If the Redemption Notice is signed by a beneficiary or legal representative of the Participant's estate, appropriate changes should be made to the Redemption Notice and appropriate supporting documents should accompany the Redemption Notice.

No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public.

The Redemption Date shall not be later than December 1st of the year following the year of the Participant's Termination, failing which the Participant shall be deemed to have chosen such date as Redemption Date.

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Schedule C

Endeavour Silver Corp.

Equity-Based Share Unit Plan (the "Plan")

Deferred Share Units

TERMINATION NOTICE

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby advise the Company that I wish to cease receiving my Retainer Fees in the form of Deferred Share Units issued under the Plan. I understand this request will be reflected as of and from the first fiscal quarter of the next financial year of the Company following the filing of this Termination Notice and only in respect of such Retainer Fees for fiscal quarters of the next financial year of the Company following the filing of this Termination Notice. Any Deferred Share Units credited to my account shall remain in such account and will be redeemable only in accordance with the terms of the Plan.

(Date)	(Signature of Participant)

(Print Name of Participant)

Note: No Participant shall file a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.

This Termination Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, failing which it will only apply in respect of financial years starting at least ten days after this Termination Notice is filed.

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